Form 20-F
period 2025-09-30
ENIGMATIG LTD
filed 2026-02-17
CIK 1982961

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number: 333-286211

ENIGMATIG LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Not applicable

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

16 Raffles Quay, #30-01, Hong Leong Building, Singapore 048581

(Address of Principal Executive Offices)

Teo Mingwen

Director and Chief Financial Officer

ENIGMATIG LIMITED

c/o 16 Raffles Quay, #30-01, Hong Leong Building, Singapore 048581

Telephone: +65 6022 0493

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary shares outstanding as of September 30, 2025	12,095,200

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“Class A ordinary shares” or “shares” means our Class A ordinary shares of par value of US$$0.000002 per share.

●	“mainland China” means the People’s Republic of China, excluding, solely for the purpose of this prospectus, Hong Kong, Macau and Taiwan.

●	“PRC”, are to the People’s Republic of China, including Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this prospectus. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;

●	“Fiscal 2022” are to the fiscal year ended September 30, 2022;

●	“Fiscal 2023” are to the fiscal year ended September 30, 2023;

●	“Fiscal 2024” are to the fiscal year ended September 30, 2024;

●	“Fiscal 2025” are to the fiscal year ended September 30, 2025;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HK$” are to the legal currency of Hong Kong;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“Securities Act” means the U.S. Securities Act of 1933, as amended;

●	“Seychelles” are to the Republic of Seychelles;

●	“S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

●	“US$”, “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

●	“U.S. GAAP” are to generally accepted accounting principles in the United States.

This annual report includes our audited consolidated financial statements for the years ended September 30, 2024 and 2025, and the related notes.

Internet site addresses in this annual report are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this annual report.

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as ““may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

●	our business and operating strategies and our various measures to implement such strategies;

●	our operations and business prospects, including development and capital expenditure plans for our existing business;

●	changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;

●	our financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

●	the regulatory environment and industry outlook in general;

●	future developments in the provision of equipment, value added solutions and maintenance and repair services market and actions of our competitors;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

●	the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

●	our ability to execute our strategies;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences;

●	exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;

●	changes in interest rates or rates of inflation; and

●	legal, regulatory and other proceedings arising out of our operations.

These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and under the heading “Risk Factors” below. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

ii

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

We are a global business enabler supporting companies in achieving their international ambitions. Since 2010, we have provided expertise, infrastructure, and regulatory guidance to help businesses operate and scale across borders. With capabilities spanning licensing, fintech, regtech and other corporate services, Enigmatig delivers tailored solutions across business lifecycle – from incorporation to ongoing compliance. Our team navigates complex regulatory environments across major financial hubs and key offshore centers, including London, Cyprus, and Belize. Our corporate services income is mainly generated from fees we receive assisting our clients obtain, renew and comply with a range of business licenses (primarily including brokerage licenses and other financial licenses) in a variety of jurisdictions (primarily in London, Cyprus and Belize). Most of our clients were headquartered in the Asian-Pacific region, primarily including Hong Kong, Malaysia, the UAE, Thailand and mainland China. We service our clients through four global offices located in Singapore, Hong Kong, Shanghai and London, and maintain a desk in Bangkok, Thailand. We derive our corporate services income from sale of our services, including license application and renewal services and corporate secretarial and other services, to our clients.

Corporate History and Structure

Our Company was incorporated in the Cayman Islands on May 30, 2023 under the Companies Act as an exempted company with limited liability. Our authorized share capital was US$50,000 divided into 50,000,000 shares, par value of US$0.001 each at the time of incorporation. On March 11, 2024, shareholders’ resolutions were passed to authorize the re-designation of the Company’s issued and unissued Ordinary Shares such that the authorized share capital of the Company was changed from US$50,000 divided into 50,000,000 Ordinary Shares of a nominal or par value of US$0.001 each, to US$50,000 divided into 35,000,000 Class A ordinary Shares of a nominal or par value of US$0.001 each, and 15,000,000 Class B ordinary Shares of a nominal or par value of US$0.001 each. Pursuant to these shareholders’ resolutions, the one Ordinary Share held by Foo Chee Weng Desmond was re-designated to one Class B ordinary Share.

On August 19, 2024, pursuant to the subscription applications and share transfer forms dated 19 August 2024, we issued in aggregate 18,500 Class A ordinary shares of par or nominal value US$0.001 each to Teo Mingwen, Tay Chee Yang and certain other shareholders, as well as 31,499 Class B ordinary shares of par or nominal value US$0.001 each to Foo Chee Weng Desmond, in consideration for them transferring their respective shareholdings in Enigmatig BVI to us.

On February 28, 2025, shareholders’ resolutions were passed to authorize the sub-division of each of the Company’s issued and unissued shares into 500 ordinary shares such that the authorized share capital of the Company was changed from US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each, comprising 35,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, and 15,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each to US$50,000 divided into 25,000,000,000 ordinary shares of a nominal or par value of US$0.000002 each, comprising 17,500,000,000 Class A ordinary shares of a nominal or par value of US$0.000002 each, and 7,500,000,000 Class B ordinary shares of a nominal or par value of US$0.000002 each.

Our Corporate Structure

The chart below illustrates our corporate structure as of the date of this annual report.

Foo Chee Weng Desmond
Other shareholders
56%[1]
44%[2]
ENIGMATIG LIMITED
(Cayman Islands)
100%
Enigmatig (BVI) Limited
(BVI)
100%
Enigmatig Corp Limited
(Seychelles)
Enigmatig (Belize) Limited
(Belize)
Enigmatig Pte Ltd
(Singapore)
ENIGMATIG CONSULTING LIMITED
(HK)
100%
Shanghai Enigmatig Information Consultancy Limited
(PRC)

Notes:

1.	Represents Class B ordinary shares held by Foo Chee Weng Desmond and his percentage ownership of the ordinary shares in ENIGMATIG LIMITED.
2.	Represents Class A ordinary shares held by Teo Mingwen, Tay Chee Yang and certain other shareholders, and their aggregated percentage ownership of the ordinary shares in ENIGMATIG LIMITED.
3.	Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and
●	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act of 2002, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of initial public offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the United Sates Securities Exchange Act of 1934, as amended, or the Exchange Act, which means the market value of our ordinary shares that are held by non-affiliates exceeds US$700.0 million as of the prior December 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this annual report in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE American Market, or NYSE American, We rely on home country practice to be exempted from certain of the corporate governance requirements of NYSE American, such that a majority of our directors, or directors on our board of directors, or the Board, are not required to be independent directors.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this annual report, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

This annual report also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results may differ materially from those anticipated by these forward-looking statements due to certain factors, including the risks and uncertainties faced by us, as described below and elsewhere in this annual report.

Risks Relating to Our Business and Industry

The growth and success of our business depends on our ability to expand into new markets and increase and diversify our service portfolio in order to keep pace with rapid changes in the industries we focus on.

The market for our services is characterized by evolving industry standards, changing client preferences and new service introductions. Our future growth and success depend significantly on our ability to expand into new markets and increase and diversify our service portfolio to meet our clients’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or markets we develop may not be successful in the marketplace. The development of some of the services and the expansion into new markets may involve significant upfront investments and the failure of these services and markets may result in our being unable to recover these investments, in part or in full. Should we fail to adapt to the rapidly changing financial licensing solutions or financial technology markets or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our clients in a timely manner, our business and results of operations could be materially and adversely affected.

If we do not succeed in attracting new clients for our services and/or growing corporate services income from existing clients, we may not achieve our corporate services income growth goals.

We plan to significantly expand the number of clients we serve to diversify our client base and grow our corporate services income. Corporate services income from a new client often rises quickly over the first several years following our initial engagement as we expand the services that we provide to that client. Therefore, obtaining new clients is important for us to achieve rapid corporate services income growth. We also plan to grow corporate services income from our existing clients by identifying and selling additional services to them. Our ability to attract new clients, as well as our ability to grow corporate services income from existing clients, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. Largely due to travel and other restrictions associated with the COVID-19 pandemic, we did not add any new clients in the first half of Fiscal 2022. In addition, we were only able to add five new clients in Fiscal 2024 due to geopolitical conditions, including the Israel-Palestine conflict, the ongoing conflict between Russia and Ukraine and uncertainties surrounding the US elections, as a result, our corporate services income decreased significantly during this period. If we are not able to attract new clients or to grow corporate services income from our existing clients in the future, we may not be able to grow our corporate services income as quickly as we anticipate or at all.

If we are unable to effectively execute our growth strategies, maintain our rapid growth trends and manage risks associated with expanding the scale of our operations, our ability to grow our business and establish our overseas market may be negatively affected.

To accomplish our growth strategies and manage the future growth of our operations, we will be required to improve our operational and financial systems and internal controls, and expand, train and manage our growing employee base. Furthermore, we need to maintain and expand our relationships with our customers, suppliers, third-party professional service providers and other third parties. Moreover, as we introduce new services or enter new markets, we may face new market, technological, operational and regulatory risks and challenges with which we are unfamiliar.

Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth and expansion. The success of our growth strategies depends on a number of external factors, such as the growth of financial licensing solutions and financial technology markets, the level of competition we face and evolving customer behavior and preferences. If we are unable to execute our growth strategies or manage our growth effectively, we may not be able to capture market opportunities or respond to competitive pressures, which may materially and adversely affect our business prospects and results of operations.

As part of our growth strategy, we plan to expand our sales and services into new jurisdictions in which we have limited or no experience. The expansion exposes us to a number of risks, including:

●	potentially facing competitors in the overseas markets who are more dominant and have stronger ties with customers and greater financial and other resources;
●	fluctuations in currency exchange rates;
●	challenges in providing customer services and support in these markets;
●	difficulties in complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our services;
●	difficulty in ensuring that our customers comply with the sanctions imposed by the Office of Foreign Assets Control of the U.S., or OFAC, on various foreign states, organizations and individuals;
●	inability to obtain, maintain or enforce intellectual property rights;
●	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate;
●	changes in a specific country or region’s political or economic conditions or policies; and
●	unanticipated changes in prevailing economic conditions and regulatory requirements.

If we are unable to effectively manage these risks, our ability to expand our business abroad will be impaired, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We face intense competition from offshore services companies, and, if we are unable to compete effectively, we may lose clients and our corporate services income may decline.

The market for offshore licensing solutions and related services is highly competitive and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of services, strength of client relationship, local presence, recognition of brand and marketing and selling skills. In addition, the trend towards offshore outsourcing and international expansion by foreign and domestic competitors will result in new and different competitors entering our markets. Clients may prefer service providers that have facilities located globally or that are based in countries which are more cost-competitive. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly skilled professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to client needs. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein.

We operate in a heavily-regulated industry which requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our customers include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with laws and regulations which we believe are not required or applicable to our business activities. If we fail to comply with the regulatory requirements, we may encounter the risk of being disqualified for our existing businesses or being rejected for renewal of our qualifications upon expiry by the regulatory authorities as well as other penalties, fines or sanctions. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

We typically carry out operations through third-party service providers, such as lawyers and other agents, to leverage their expertise and to mitigate our own exposure to regulatory non-compliance in various jurisdictions. While we try to identify and use only reputable third-party service providers, there can be no assurance that reliance on such service providers will exclude any potential liability or sanctions.

Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our corporate services income and profitability could decline.

Different factors outside of our control could affect demand for our services. These include:

●	fluctuations in global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;
●	level of leverage incurred by countries or businesses;
●	M&A activity;
●	frequency and complexity of significant commercial litigation;
●	overexpansion by businesses causing financial difficulties;
●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;
●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed M&A transactions;
●	other economic, geographic or political factors; and
●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to global economies will have on our business or the business of any particular sector. Fluctuations, changes and disruptions in financial, credit, M&A and other markets, political instability and general business factors could impact various operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on one or more of our segments or service, practice or industry offering.

Our corporate services income and cash flows are likely to fluctuate.

We experience fluctuations in our corporate services income and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including corporate services income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of income recognition under U.S. GAAP; (iii) the utilization of income-generating professionals, including the ability to adjust staffing levels up or down to accommodate the business and prospects of the applicable segment and practice; (iv) the time it takes before a new hire becomes profitable; (v) the geographic locations of our clients or the locations where services are rendered; (vi) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vii) the length of billing and collection cycles and changes in amounts that may become uncollectible; (viii) changes in the frequency and complexity of government regulatory and enforcement activities; (ix) business and asset acquisitions; (x) fluctuations in the exchange rates of various currencies against the U.S. dollar; (xi) fee adjustments upon the renewal of expired service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy, and (xii) economic factors beyond our control.

The results of different practices may be affected differently by the above factors. Certain of our practices tend to experience their fluctuations subject to regulatory enforcement or tax compliance requirements. The positive effects of certain events or factors on certain segments and practices may not be sufficient to overcome the negative effects of those same events or factors on other parts of our business. In addition, our mix of practice offerings adds complexity to the task of predicting income and results of operations and managing our staffing levels and expenditures across changing business cycles and economic environments.

Our results are subject to seasonal and other similar factors and unanticipated future volatility could cause actual results to vary significantly from our expectation.

Our business may face risks of clients’ default on payment.

Our clients consist primarily of small and medium-sized corporations which may experience or be exposed to potential financial distress, face complex challenges, be involved in litigation or regulatory proceedings, or face foreclosure of collateral or liquidation of assets. The aforementioned situations may become increasingly prevalent among our existing and potential clients in light of the current uncertain micro-economic conditions and/or potential economic slowdowns or recession caused by COVID-19. Such clients may not have sufficient funds to continue operations or to pay for our services. We do not always receive full advanced payment or retainers before we begin performing services, and cannot assure that such payment or retainers we receive will adequately cover our fees for the services we perform. For example, in relation to initial license application, we typically receive 50% of our fees upon our appointment by the client, with the remaining 50% received only upon our successfully obtaining the license for the client.

We generally offer a fixed fee arrangement on our fees. Our failure to manage the engagements efficiently or collect the fees could expose us to a greater risk of loss on such engagements. Providing services to clients that do not correlate to actual costs incurred may negatively impact our profitability on such engagements and adversely affect the financial results of our business. We treat the outstanding fees that we are unable to collect based on objective evidence as write-offs and will not adjust or accept renegotiation. Our fees set forth in existing service contracts are not negotiable and may not be adjusted even if fee collection is not probable. Management periodically monitors the outstanding fees, making an effort to timely collect outstanding fees and reviews the adequacy of write-offs to minimize the impact of the potential payment defaults.

Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

Our business involves the delivery of professional services and is highly labor-intensive. We rely heavily on our senior management team and other key employees and our ability to retain them is particularly important to our future success. Given the highly specialized nature of our services, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals. In addition, we rely on our senior management team and key employees to generate, handle and market our business.

If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executives and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our corporate services income may be materially and adversely affected. Most of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

We depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. We obtain a substantial number of new engagements from existing clients or through referrals from existing clients. As a result, if a client is not satisfied with our services, it may diminish our reputation and become more damaging to our business than to other businesses. Additionally, if we fail to meet our contractual obligations or other arrangements with our clients, we could be subject to legal liability or loss of client relationships. Our contracts typically include provisions to limit our exposure to legal claims relating to our services and the applications we develop, but these provisions may not protect us or may not be enforceable in all cases.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We may be subject to lawsuits and other claims in the ordinary course of our business. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Increases in labor costs in Singapore may adversely affect our business and results of operations.

The economy in Singapore, where the majority of our employees are located, has experienced increases in labor costs in recent years. Average wages in Singapore are expected to continue to increase. We expect that our labor costs, including wages and employee benefits, will continue to increase to remain competitive in attracting and retaining the quality and number of employees that our business requires. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

We may engage in acquisitions or strategic alliances that could disrupt our business, result in increased expenses, reduce our financial resources and cause dilution to our shareholders. We cannot assure you that such acquisitions or strategic alliances may be successfully implemented.

Although we have not engaged in acquisitions or strategic alliances in the past, we may look for potential acquisitions or strategic alliances in the future to expand our business. However, we may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired businesses, products or technologies into our operations. If we do complete acquisitions, they may be viewed negatively by customers or investors and they may not enable us to strengthen our competitive position or achieve our goals. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating results.

The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

We conduct our business throughout the world in multiple locations. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

●	significant currency fluctuations between the Singapore dollar and the U.S. dollar and other currencies in which we transact business;
●	legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;
●	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;
●	current and future tariffs and other trade barriers, including restrictions on technology and data transfers;
●	unexpected changes in regulatory requirements; and
●	terrorist attacks and other acts of violence or war.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

We may be liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. We use network security technologies, surveillance equipment and other methods to protect sensitive and confidential client data. We also require our employees to enter into confidentiality agreements to limit access to and distribution of our clients’ sensitive and confidential information as well as our own trade secrets. We can give no assurance that the steps taken by us in this regard will be adequate to protect our clients’ confidential information. If our clients’ proprietary rights are misappropriated by our employees or third-party professional service providers or their employees, in violation of any applicable confidentiality agreements or otherwise, our clients may consider us liable for those acts and seek damages and compensation from us. Any such acts could cause us to lose existing and future business and damage our reputation in the market. In addition, we currently do not have any insurance coverage for mismanagement or misappropriation of such information by our employees. Any litigation with respect to unauthorized disclosure of sensitive and confidential information might result in substantial costs and diversion of resources and management attention.

If we fail to adequately protect our intellectual property rights, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our total corporate services income and increase our costs.

We believe our brand, trade name, trademarks and other intellectual property are a factor in our success. Existing laws of some countries in which we provide services may offer only limited protection of our intellectual property rights. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. As of the date of this report, we have registered two trademarks (for our previous name and logo) in the PRC and we own the domain name for our website www.enigmatig.com. We have not registered trademarks in any other jurisdiction. The steps we have taken in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may already have occurred or may occur in the future without our knowledge. Any failure by us to effectively protect our intellectual property could reduce the value of our technologies and impair our ability to compete. We may in the future need to initiate infringement claims or litigation. Litigation can be expensive and time-consuming and may divert the efforts of our technical staff and managerial personnel, which could result in lower total corporate services income and higher expenses, whether or not such litigation results in a determination favorable to us.

We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Singapore, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, we cannot ensure that Singapore courts or regulatory authorities would agree with our analysis of the application and interpretation of Singapore’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Singapore. If we were found to be in violation of the intellectual property rights of others, we may be subject to civil and/ or criminal actions for our infringement activities and/ or be prohibited from using such intellectual property. We may also incur licensing fees and/ or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Our insurance coverage is limited and may not be adequate to cover potential losses and liabilities. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.

Other than the government-mandated insurance and housing provident fund schemes, we do not maintain any material insurance covering our properties, equipment, inventory or employees, and we do not carry any material business interruption or product liability insurance or any material third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. The occurrence of certain incidents including severe weather, earthquake, fire, war, power outages, flooding and the consequences resulting from them may not be covered by our insurance policies adequately, or at all. If we were subject to substantial liabilities we could incur costs and losses that could materially and adversely affect our results of operations and financial condition.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in customer usage patterns, technological failures, changes to our systems, linkages with third-party systems and power failures. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events.

It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle customer transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and customer confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

The continuing efforts of our senior management team and other key personnel are important to our success, and our business may be harmed if we lose their services.

Our future success depends heavily upon our senior management for their smooth and efficient operations of our overseas offices as well as their execution of our overall business plans. There is intense competition for hiring experienced management personnel in the financial industry, and the pool of qualified candidates is very limited. If any member of our senior management team is unable to continue his/her employment with us and we fail to effectively manage a transition to new personnel in the future, or if we fail to attract and retain qualified and experienced professionals on commercially acceptable terms, our business, financial condition and results of operations could be adversely affected.

Our success also depends on having highly trained financial, IT, sales and marketing staff and experienced management personnel. We will need to continue to hire additional personnel as our business grows. In the event we lose their services, we may not be able to attract experienced senior management or other key personnel in the future, and we may, in turn, lose our clients. In addition, a shortage in the supply of personnel with requisite skills or our failure to recruit them could impede our ability to increase corporate services income from our existing services, offer new services and expand our operations, and would pose an adverse effect on our business and financial results.

Our historical growth rate, corporate services income and gross profit margins may not be indicative of our future performance, particularly as our corporate services income for the year ended September 30, 2023, 2024 and 2025 was comprised in part by non-recurring one-off transactions.

Our gross profit for the years ended September 30, 2023, 2024 and 2025 amounted to US$3,134,816, US$2,663,727 and US$3,060,777, respectively, while our gross profit margins were approximately 68.0%, 67.1% and 68.8%, respectively. The trend of our historical financial information is a mere analysis of our past performance only and does not have any positive implication or may not necessarily reflect our financial performance in the future which will depend on our operate successfully in the future, including our ability, among other things, to retain existing clients and attract new clients, expand into new jurisdictions and/or services, successfully increase our reputation, secure new business opportunities and control our costs.

In particular, a substantial amount of our corporate services income for the years ended September 30, 2023, 2024 and 2025 were provided by one-off transactions that are not expected to recur. As such, these historical results may not be indicative of our future business and related income and income could decrease unless we are able to procure additional business from existing and/or new clients.

There is no assurance that our operating and financial results in the future will remain at a level comparable to those recorded for the years ended September 30, 2023, 2024 and 2025, and will not further decline. Our interim results, growth rate and profitability may not be indicative of our annual results or our future results. In addition, our historical interim and annual results, growth rates and profitability may not be indicative of our future performance for the corresponding periods. Our Class A ordinary shares could be subject to significant price volatility should our earnings fail to meet the expectations of investors. Any of these events could cause the price of our Shares to materially decrease.

We face risks relating to natural disasters, health epidemics or pandemics, and other outbreaks, most notably those related to the outbreak of COVID-19.

Our business could be adversely affected by the effects of epidemics or pandemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or any other epidemic or pandemic. Any such occurrences could cause severe disruption to our daily operations and may even require a temporary closure of our facilities.

The COVID-19 pandemic has resulted in quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world. Our clients as well as income generation are mainly from Hong Kong and Singapore. The negative impacts of the COVID-19 pandemic on our business include:

●	The uncertain economic conditions may refrain clients from engaging our corporate services (including accounting and consulting services or even company secretarial services).
●	Quarantines impeded our ability to contact existing and new clients. Travel restrictions limited other parties’ ability to visit and meet us in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new clients.
●	The operations of our clients have been and could continue to be negatively impacted by the epidemic, which may in turn adversely impact their business performance, and result in a decreased demand for our all line of services.

The prolonged phenomenon of COVID-19 and the effects of mutations in the virus, both in terms of extent and intensity of the pandemic, together with their impact on our industry and the macroeconomic situations are still difficult to anticipate and may pose substantial uncertainties. In the event the health and economic environment does not improve or there is no continued recovery in the regions where we serve our clients or operate, our business, results of operations and financial condition could be materially and adversely affected. We will continue to closely monitor the effects of the pandemic impact on our business.

We had a concentration of credit risk because we derived our corporate services income from a limited number of customers.

For the year ended September 30, 2025, we derived our corporate services income from 61 customers with the top two customers contributing approximately 49.9% of our total corporate services income. For the year ended September 30, 2024, we derived our corporate services income from 55 customers with the top two customers contributing approximately 47.9% of our total corporate services income. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after completion of our services. We cannot assure you that we will not see concentration of accounts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

We depend on a limited number of customers for a significant portion of our corporate services income and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

Our ability to maintain close relationships with major customers is essential to the success of our business. We received a substantial portion of our corporate services income from a limited number of customers. For the years ended September 30, 2024 and 2025, corporate services income generated from our two largest customers accounted for approximately 47.9% and 49.9%, respectively, and corporate services income generated from our largest customers accounted for approximately 27.7% and 25.2%, respectively. We cannot assure you that any of our customers in the future will not cease purchasing services from us in favor of services from our competitors, significantly reduce orders or seek price reductions in the future, and any such event could have a material adverse effect on our corporate services income, profitability, and results of operations.

We recorded net current liabilities and a total shareholders’ deficit in the past and may continue to record net current liabilities and a total shareholders’ deficit in the future, which could expose us to liquidity risks.

Although we had net current assets of US$1,686,894 and US$15,098,159 as of September 30, 2024 and 2025, respectively and total shareholders’ equity of US$1,780,528 and US$18,217,304 as of September 30, 2024 and 2025, respectively, we may record net current liabilities and a total shareholders’ deficit in the future, which could expose us to liquidity risks. A net current liabilities position could expose us to the risk of shortfalls in liquidity, in which case our ability to raise funds, obtain bank loans and declare and pay dividends would be materially and adversely affected. Our liquidity position is dependent on, among other factors, our ability to grow our business and extend our service offering to existing customers and expand our customer base, but we cannot assure you that our business and customer base will maintain the growth momentum. If we have net current liabilities in the future, our working capital for operations or business expansion plans could be limited and our business, financial position and results of operations could be materially and adversely affected.

Although our principal business operations are based in Singapore, we also conduct business operations in mainland China and Hong Kong, which could expose us to the rules, regulations and influence of regulators in those jurisdictions.

Although our principal business operations are based in Singapore, we also conduct business operations in mainland China and Hong Kong.

Our corporate services income generated from mainland China accounted for 0.6%, 0.7% and 1.6% of our total corporate services income for the years ended September 30, 2023, 2024 and 2025, respectively. Our corporate services income generated from Hong Kong accounted for 5.0%, 16.7% and 33.2% for the same periods, respectively. Our operations in mainland China and Hong Kong could expose us to the rules, regulations and influence of regulators.

Our PRC subsidiary, Enigmatig Shanghai, was established under and is governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

We were not required to obtain permission from the PRC government to list on a U.S. securities exchange, however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in issuers with PRC and/or Hong Kong operations could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our Class A Ordinary Shares, to decline.

In addition, to operate our business in Hong Kong and mainland China, from time to time, we may be required to obtain additional permits or approvals from the relevant authorities. The process of obtaining these permits or approvals can be time-consuming, complex, and subject to uncertainties. Delays or failures in obtaining the necessary permissions or approvals could hinder our ability to operate, expand our business, or introduce new products. This could have a negative impact on our financial performance and prospects.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency, i.e. Hong Kong Dollar, legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the Chinese government attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Risks Relating to Doing Business in Singapore

It may be difficult for you to enforce any judgment obtained in the United States against us, our Directors, Executive Officers or our affiliates.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and, except for certain of our investments, substantially all of our assets are located outside the United States. In addition, all of our Directors and Executive Officers reside outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws.

In addition, holders of book-entry interests in the shares (for example, where such shareholders hold shares indirectly through the Depository Trust Company, or DTC) will be required to be registered shareholders of the Company as reflected in our register of members in order to have standing to bring a Shareholder action under U.S. securities laws. The administrative process of becoming a registered Shareholder could result in delays that could be prejudicial to any legal proceeding or enforcement action. In original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers located in such jurisdictions. Enforcement of a foreign judgment against us, our Directors or our Executive Officers in the Singapore courts would be subject to applicable Singapore laws. In making a determination as to enforceability of a judgment of a state court or a federal court of the United States, the Singapore courts may have regard to, among others, whether the judgment was final and conclusive on the merits, given by a court of law of competent jurisdiction, expressed to be for a fixed sum of money, procured by fraud or in breach of principles of natural justice, or whether the enforcement thereof would be contrary to public policy.

Accordingly, there can be no assurance that the Singapore courts would enforce against us, our Directors or our Executive Officers, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Enforceability of Civil Liabilities.”

The ability of our subsidiary in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

We are a holding company, and our main subsidiary, Enigmatig Singapore, is located in Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by Enigmatig Singapore to Enigmatig BVI and consequently, the dividends paid by Enigmatig BVI to us. The distribution of dividends to Enigmatig BVI from Enigmatig Singapore is subject to restrictions imposed by the applicable laws and regulations in Singapore, which are more fully described in “Regulation — Singapore” in this report. In addition, although except for the limitations described in “Regulation —Singapore”, there are currently no foreign exchange control regulations which restrict the ability of Enigmatig Singapore to distribute cash dividends to us, the relevant regulations may be changed and the ability of Enigmatig Singapore to distribute dividends to Enigmatig BVI may be restricted in the future. See “Regulation — Singapore” for more information.

It is not certain if ENIGMATIG LIMITED will be classified as a Singapore tax resident.

Under the Income Tax Act 1947 of Singapore, or ITA, a company established outside Singapore but the control and management of whose business is exercised in Singapore could be considered a tax resident in Singapore. However, such control and management of the business may be considered not exercised in Singapore if, inter alia, no board meetings are conducted in Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences. In particular, based on the Inland Revenue Authority of Singapore’s, or IRAS, website located at https://www.iras.gov.sg/taxes/corporate-income-tax/basics-of-corporate-income-tax/tax-residency-of-a-company-certificate-of-residence, a board of directors meeting which involves the use of virtual meeting technology will generally be regarded as having strategic decisions made in Singapore if either of the following conditions is met: (a) at least 50% of the directors (with the authority to make strategic decisions) are physically present in Singapore during the meetings; or (b) the chairman of the board of directors (if the company has such an appointment) is physically present in Singapore during the meeting.

We believe that ENIGMATIG LIMITED, which is a Cayman Islands exempted company, is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of the Company is subject to determination by, inter alia, IRAS, and we cannot ensure that IRAS, the Singapore courts or other regulatory authorities would agree with our analysis of the application and interpretation of the term “control and management” for the purposes of the ITA. If it is determined that the Company is a Singapore tax resident for Singapore income tax purposes, the portion of the Company’s chargeable income, i.e. excluding deductions, etc. that accrues in, is derived from or is received or considered under the ITA to be received in Singapore from outside Singapore, where applicable, may be subject to Singapore income tax at the prevailing corporate income tax rate of 17%. If the Company is regarded as a Singapore tax resident, any dividends received or considered to be received by the Company in Singapore from our subsidiary located in a foreign jurisdiction where the highest rate of income tax or tax of a similar character is, at the time such dividends are received or considered to be received in Singapore, less than 15%, may be subject to Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, Singapore does not as at the date of this report impose withholding tax on dividends declared by Singapore resident companies. If the Company is considered a Singapore tax resident, dividends paid to the holders of our Class A ordinary shares will not be subject to withholding tax in Singapore.

Regardless of whether or not the Company is regarded as a Singapore tax resident, holders of our Class A ordinary shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Class A ordinary shares if such gains are not accrued in, derived from or received or considered under the ITA to be received in Singapore from outside Singapore. For Singapore resident shareholders, if the gain from disposal of our Class A ordinary shares is determined to be income in nature, such gain will generally be subject to Singapore income tax, and will as at the date of this report generally not be taxable in Singapore if the gain is determined to be capital in nature. See “Taxation—Singapore Taxation” for more information.

Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

Although during 2021 and 2020, most of our operations were based in Hong Kong, we moved substantially all of the operations to Singapore in 2022. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower revenues due to weakened demand or lower profit margins.

During economic downturns or recessions, there can be heightened competition for our services and increased pressure to reduce our advisory fees as our clients may reduce their demand for our services. If we lose significant fee volume or reduce the level of our advisory fees significantly, then there could be a negative impact on our combined financial condition or results of operations, profitability and cash flows.

Reduced availability of credit may also adversely affect the ability of some of our clients to obtain funds for operations and capital expenditures. This could additionally result in reduced or delayed collections of outstanding accounts receivable.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. The outbreak of COVID-19 resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures. Although Singapore removed most remaining COVID-19 travel restrictions as of February 13, 2023, and eased its entry requirements for travelers, there can be no assurances as to whether lifted measures will be reinstated or new measures will be implemented. The COVID-19 outbreak and related government measures adversely affected our business in a number of ways, such as limiting our ability to conduct in person meetings and marketing efforts due to restrictions on travel.

Further, the continuity of our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our business exposure and operations in Singapore, could have a material adverse impact on our ability to continue to operate our business without interruption.

COVID-19 impacted Singapore’s economy resulting in significant economic contraction and increased unemployment rates during 2020. In 2021, the Singapore economy grew by 7.2%, rebounding from the 5.4% contraction in 2020, but a resurgence of the COVID-19 pandemic, another outbreak, or other adverse macroeconomic events could negatively affect Singapore’s economy. The general economic downturn may affect the ability of our counterparties to perform their obligations in a timely manner or at all. The Singapore government has in the past introduced measures to alleviate the economic impact of COVID-19 such as the imposition of relief from actions for inability to perform scheduled contracts, or relief for financially distressed individuals, firms and other businesses, and any future measures could adversely affect our ability to enforce and require our counterparties to perform their obligations under our contracts. The extent to which this outbreak, or others like it, will continue to impact our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

Our corporate services income and profitability have in the past been and may be in the future materially affected if COVID-19 or any other health epidemic or virus outbreak affects overall economic and market conditions in Singapore for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. We are uncertain as to when the outbreak of COVID-19 will be fully contained, and we also cannot predict if the impact of an outbreak will be short-lived or long-lasting or when the Singapore market will be able to fully recover to pre-COVID-19 levels. If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our Group’s business, financial condition, results of operations, and prospects.

Risks Relating to Our Class A Ordinary Shares

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and most of our assets are located outside the United States. In addition, all of our directors and executive officers, are nationals and residents of countries other than the United States, and substantially all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers or to enforce judgments obtained in the United States courts against our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Regulation”.

Our corporate affairs are governed by our amended and restated Memorandum and Articles of Association, the Companies Act (Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which has persuasive, but not binding authority, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel, Harney Westwood & Riegels Singapore LLP, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

a.	is given by a foreign court of competent jurisdiction;
b.	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
c.	is final and conclusive;
d.	is not in respect of taxes, a fine or a penalty;
e.	was not obtained by fraud; and
f.	is not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the amended and restated Memorandum and Articles of Association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our amended and restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We follow the home country practice for certain corporate governance practices which may differ from the requirements of the NYSE American. If we choose to follow the home country practice, our shareholders may be afforded fewer protections than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (As Revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes a company incorporated in the Cayman Islands, as we are. Based on the current interpretation of the ES Act, we believe that we are a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as we are a “pure equity holding company”, we are only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American listing standards.

As a Cayman Islands company listed on the NYSE American, we are subject to the NYSE American listing standards. However, the NYSE American rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE American listing standards, except for general fiduciary duties and duties of care. Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE American that listed companies must have for as long as we qualify as a foreign private issuer including: (i) provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE American; (ii) have regularly scheduled executive sessions with only independent directors; or (iii) seek shareholder approval for (a) the implementation and material revisions of the terms of share incentive plans; (b) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party; (c) the issuance of more than 20% of our outstanding ordinary shares; and (d) an issuance that would result in a change of control.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE American corporate governance standards applicable to U.S. domestic issuers.

We rely on dividends and other distributions on equity paid by the operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We rely on dividends and other distributions on equity paid by our operating subsidiaries, in particular our subsidiaries in Singapore and Hong Kong which together accounted for 98.5% of our corporate services income in the year ended September 30, 2025, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of the operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. See “Dividend Policy” for more information.

Under the current practice of IRAS, for non-dealers in securities and subject to certain exceptions, no income tax is payable in respect of dividends paid by Enigmatig Singapore. See “Taxation—Singapore Taxation” for more information. Any limitation on the ability of our operating subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. For more details, please see “Regulation”.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class share structure, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to 10 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. However, the creation of any pledge, charge, encumbrance or other third party right on any Class B ordinary shares to secure a holder’s contractual or legal obligations, except in cases where and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B ordinary shares, will not be considered as a sale, transfer, assignment or disposition and will not trigger the automatic conversion. In addition, the termination of directorship on the board or employment with us of any holder of Class B ordinary shares will not trigger the automatic conversion either.

Due to the disparate voting powers attached to these two classes of ordinary shares, our founder, namely, Mr. Foo Chee Weng Desmond, beneficially owns all of our issued Class B ordinary shares, representing 100% of our total issued and outstanding share capital and he will be able to exercise 92.9% of the total voting power of our issued and outstanding share capital. You will experience further dilution to the extent that additional Class B ordinary shares are issued in the future.

Because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares, namely, Mr. Foo Chee Weng Desmond, will continue to control a majority of the combined voting power of our ordinary shares and therefore, be able to control all matters submitted to our shareholders for approval so long as the collective voting power of the shares of Class B Ordinary Shares represent more than 50% of the voting power of all outstanding shares of our Class A and Class B Ordinary Shares. As a result, until such time as his collective voting power is below 50%, Mr. Foo Chee Weng Desmond, as the controlling shareholder, has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our amended and restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

Our amended and restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that entitles each Class B ordinary share to 10 votes in respect of all matters subject to shareholders’ vote. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors will, subject to our amended and restated Memorandum and Articles of Association and the NYSE American rules, have the authority without further action by our shareholders to issue additional Class A ordinary shares and Class B ordinary shares, which will be dilutive to our existing Class A ordinary shareholders. In addition, subject to our amended and restated Memorandum and Articles of Association and the NYSE American rules, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. We could issue preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to you.

The trading prices of our Class A ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in jurisdictions where we have operations. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these other companies’ securities after their offerings may affect the attitudes of investors towards companies based in the same jurisdictions, which consequently may affect the trading performance of our Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies in jurisdictions where we have operations may also negatively affect the attitudes of investors towards companies in these jurisdictions in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A ordinary shares.

In addition to the above factors, the price and trading volume of our Class A ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	variations in our corporate services income, profit, and cash flow;
●	changes in the economic performance or market valuations of other licensing solutions and related services providers;
●	actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	detrimental negative publicity about us, our services, our customers, our officers, directors, principal shareholders, other beneficial owners, our business partners, or our industry;
●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	litigation or regulatory proceedings involving us, our customers, our officers, directors, or principal shareholders;
●	release or expiration of lock-up or other transfer restrictions on our outstanding Class A ordinary shares; and
●	sales or perceived potential sales of additional Class A ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

In addition, the stock price of a number of companies involved in initial public offerings, particularly among companies with relatively smaller public floats, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities.

Our Class A ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A ordinary shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Class A ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A ordinary shares may not develop or be sustained.

The sale or availability for sale of substantial amounts of our Class A ordinary shares in the public market could adversely affect their market price.

Sales of substantial amounts of our Class A ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be Class A ordinary shares outstanding immediately after this offering, or Class A ordinary shares if the underwriters exercise their option to purchase additional Class A ordinary shares in full. In connection with this offering, we, our officers, directors, and all other existing holders of 5.0% or more of our outstanding shares have agreed not to sell any of our Class A ordinary shares or are otherwise subject to similar lockup restrictions for a period of six (6) months after the completion of this offering without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholders’ equity, and any investment in our Class A ordinary shares could be greatly reduced or rendered worthless.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

The trading market for our Class A ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares to decline.

Because the amount, timing, and whether or not we distribute dividends at all are entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may only pay dividends out of profits or share premium account, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. We cannot assure you that our Class A ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

We may not pay dividends on our Class A ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our Class A ordinary shares.

We may not pay any cash dividends on our Class A ordinary shares in the future. Any decision to declare and pay dividends in the future will be made at the discretion of our board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A ordinary shares is solely dependent upon the appreciation of the price of our Class A ordinary shares on the open market, which may not occur. For more details, please see “Dividend Policy.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers are nationals and residents of countries other than the United States, and substantially all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the civil liability provisions of the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore, or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protection or information that would be made available to you were you investing in a U.S. domestic issuer.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

(a)	at least 75% of our gross income for the year is passive income; or

(b)	the average percentage of our assets (determined at the end of each quarter) during the taxable year that produced passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income or at least 75% of our gross income may be passive income. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A ordinary shares and on the receipt of distributions on our Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A ordinary shares. For more information see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;
●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
●	reduced disclosure obligations regarding executive compensation; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this report. In particular, in this report, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Class A ordinary shares less attractive if we rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our Class A ordinary shares that are held by non-affiliates exceeds US$700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of US$1.235 billion or more during such fiscal year, (iii) the date on which we issue more than US$1 billion in non-convertible debt in a three-year period or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this offering.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a holding company incorporated in the Cayman Islands and conduct our operations primarily in Singapore, Hong Kong and mainland China through our operating subsidiaries. We began our operations in 2010 when our first office was founded in Singapore. Mr. Foo Chee Weng Desmond is the founder of our Group. He has extensive experience in the financial industry.

With the growth of our business and in order to facilitate international capital raising, we underwent a reorganization between March 2023 and February 2025. ENIGMATIG LIMITED was incorporated in the Cayman Islands as our offshore holding company and became the ultimate holding company of our operating subsidiaries in Singapore, Hong Kong, mainland China, Seychelles and Belize.

We have adopted a dual-class ordinary share structure and our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. All ordinary shares held by our founder Mr. Foo Chee Weng Desmond have been redesignated into Class B ordinary shares.

Corporate Information

We were incorporated in the Cayman Islands as an exempted company with limited liability on May 30, 2023. Our registered office in the Cayman Islands is at c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002s.

Our principal executive office is at 16 Raffles Quay, #30-01, Hong Leong Building, Singapore 048581. Our telephone number at this location is +65 6862 0769. Our principal website address is www.enigmatig.com. The information contained on our website does not form part of this annual report.

Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is https:// www.enigmatig.com. The information contained on our website is not a part of this annual report. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

B. Business Overview

Overview

We are an international consultancy firm providing one-stop cross-border licensing solutions and related services. Our services range from assisting clients incorporate companies in overseas jurisdictions and related corporate secretarial services to a wide range of licensing and regulatory maintenance services.

Our corporate services income is mainly generated from fees we receive assisting our clients obtain, renew and comply with a range of business licenses (primarily including brokerage licenses and other financial licenses) in a variety of jurisdictions (primarily in London, Cyprus and Belize). In Fiscal 2023, Fiscal 2024 and Fiscal 2025, corporate services income from our licensing services, together with related regulatory consultancy services was US$3,201,761, US$2,128,485 and US$2,215,521, respectively, accounting for 69.5%, 53.6% and 49.8%, respectively, of our corporate services income for those periods. The remainder of our corporate services income is derived from a wide range of corporate secretarial and other related services we provide to our clients. In Fiscal 2023, Fiscal 2024 and Fiscal 2025, we recognized net profit of US$1,134,436, US$821,192 and US$559,662, respectively. We believe the broad range of services we are able to offer our clients in the form of one-stop solutions represents a key competitive advantage over our peer competitors.

Our clients consist primarily of small and medium-sized corporations setting up contract for difference brokerage businesses, in particular foreign exchange brokerage businesses in overseas jurisdictions. We had 60 clients from 17 distinct jurisdictions in Fiscal 2023, 55 clients from 15 distinct jurisdictions in Fiscal 2024 and 61 clients from 18 distinct jurisdictions in Fiscal 2025. We received a substantial portion of our corporate services income from a limited number of customers. For the years ended September 30, 2023, 2024 and 2025, corporate services income generated from our two largest customers accounted for approximately 54.7%, 47.9% and 49.9%, respectively, of our total corporate services income. Most of our clients were headquartered in the Asian-Pacific region, primarily including Hong Kong, Malaysia, the UAE, Thailand and mainland China. We service our clients through four global offices located in Singapore, Hong Kong, Shanghai and London, and maintain a desk in Bangkok, Thailand.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success to date and will continue to differentiate ourselves from our competitors:

●	Broad range of services. The breadth of our services, ranging from initial planning and filings and license registration to ongoing regulatory compliance and back-office services, allows us to operate as a one-stop service provider for our clients setting up a company in a new jurisdiction. This allows us to build strong relationships with our clients and facilitates a relationship-centric focus whereby we maintain ongoing contact with our clients and can continue to provide them services. Most of our competitors for small and medium corporate clients offer a smaller range of services, and sometimes even refer clients to us to cover areas in which they are unable to provide services.

●	Relationships with third-party professional service providers. We have developed key relationships with leading third-party professional service providers, including law firms, accounting firms and other professional firms and intermediaries, as well as with professional firms holding necessary licenses for us to outsource work. Leveraging the expertise of such local agents helps us to mitigate regulatory risk and allows us to offer expanded services, strengthening our competitive position of being able to offer one-stop solutions to our clients. Such relationships also provide a leading source of new business to us and we have generated many of our new clients through referrals from such third parties.

●	Physical presence. While many of our competitors only maintain offices in the markets from which their customers come, our additional presence in the financial markets in which our customers incorporate and operate their oversees businesses provides us a key competitive advantage in several jurisdictions in which we operate. Our offices and local staff are able to apply for licenses for our clients, serve as a point of contact for new clients and marketing initiatives and do the groundwork in significant jurisdictions for office rental and set-up, back-office operations and other maintenance services. Close physical proximity also allows us to easily keep abreast of market developments and trends and communicate and meet with regulators as needed.

●	Experienced and highly-qualified management team. Our management team has significant experience offering licensing and management consultancy services. Mr. Foo Chee Weng Desmond, one of our founders and our chairman of the board of directors and chief executive officer since our inception, has more than 16 years of experience in the finance industry. He is responsible for our overall strategic development and operation. In addition members of our management team, including Mr. Foo Chee Weng Desmond and Mr. Mingwen Teo, one of our Directors and our chief financial officer since our inception have amassed significant experience servicing clients in the foreign exchange brokerage business, providing them key insights into the challenges and needs of our clients.

Our Strategies

Our corporate services income has been largely stable over the last five years, except for the period in which COVID-19 affected out business. Our goal is to inject additional vigour and growth into our business by increasing the scale of our current operations and expanding into new services and geographic jurisdictions. We intend to pursue the following strategies to achieve this goal:

Expand into new markets

As of the date of this report, we had offices in Singapore, Hong Kong, London and Shanghai and otherwise maintained a physical presence in Bangkok. Historically, most of our clients have come from Hong Kong, South East Asia and mainland China. We are currently planning to expand our physical presence into a number of additional locations, including Dubai, Taipei, Kuala Lumpur, Ho Chi Minh City and Jakarta. We believe, based on current customers and enquiries we receive, that there is significant demand for us to expand into these jurisdictions. This will allow us to be able to adapt to local cultures and norms quicker, as well as to be more on the ground to pick up the latest trends, enabling us to adapt quicker than our competitors. We believe a local presence will also improve customer experience and enhance our relationship with our clients. We currently expect that our new offices in Taipei, Jakarta and Dubai in 2026.

Increase and diversify our service portfolio

We plan to increase our services, particularly in the area of regulatory technology services (including automated KYC, anti-money laundering checks and active risk and transaction monitoring). Such services will be available directly on our CRM platform. We have entered into an agreement with a Denmark-based regtech firm which allows us to offer regtech functionality to our clients on our CRM platform. We are also able to provide a customized set up for a client, together with our partner, if the client prefers to have it on their own systems. To date, what regtech services we offer are based on existing apps we sub-license from third-party technology providers. We plan to significantly expand our offerings in this area going forward either through acquisition, strategic arrangements with existing service providers or building our own proprietary systems, depending on availability of appropriate acquisition targets or strategic partners and acquisition cost. We expect this will be a key growth driver for the short to medium term. Other than our current Denmark-based partner, as of the date of this report, we have not entered into any such arrangements or identified any specific acquisition targets or strategic partners which we are considering.

Capture increased market share through aggressive pricing and cross selling of services

Given the significant value-add we are able to provide with one-stop solutions, we have historically been able to maintain prices that were relatively high compared to those of our competitors, based on our own market experience and research. Going forward, we plan to strategically introduce more competitive pricing for certain services, in particular our licensing and consulting services, to increase market share. Despite potentially reducing margins, we believe such strategy will help increase our clients, to whom we would then be able to market our other services, particularly our new regtech services. In addition, we are also able to provide our existing clients with the additional services we intend to offer.

Recruit additional qualified staff

In order to carry out the above-detailed expansion plans, we will need to hire additional qualified staff. Due to the downturns during COVID-19, we froze hiring and streamlined operations significantly due to natural staff attrition. This limited activities we were able to carry out due to the lack of staff. In particular, we will require additional staff in the existing and relevant new jurisdictions in which we plan to expand, staff with the necessary IT and other relevant skills needed to support our expanded service offerings and staff needed to help us increase our scale and revenue, primarily including business relationship managers.

Our Services

We offer a broad suite of services and solutions to help companies that are setting up businesses in foreign jurisdictions, particularly brokerage businesses, achieve their goals. Our primary services include:

Licensing services

We assist our clients to obtain, renew and comply with a range of business licenses (primarily including brokerage and other financial licenses) in a variety of jurisdictions (primarily including United Kingdom, Cyprus and Belize). Key financial licenses with which we assist our clients include the United Kingdom Financial Conduct Authority (FCA) license, the Cyprus Securities and Exchange Commission (CySEC) Investment license, and the Belize International Financial Services Commission (IFSC) license, among others. These projects generally takes a longer period of time. We had 15 clients in Fiscal 2023, 12 clients in Fiscal, 2024 and 17 clients in Fiscal 2025, who we assisted apply for, maintain and/or renew financial licenses. According to the Frost & Sullivan report, we are one of only a few international consultancy firms that specializes in foreign exchange licensing services over multiple jurisdictions.

To assist our clients in succeeding in the businesses for which we help them obtain a license, we also offer a number of ancillary regulatory consultancy services, including advising on establishing a business plan, creating operation, risk and compliance manuals, assisting clients with finding and negotiating on their behalf with suitable professionals to serve as local agent, nominee director, nominee shareholder, general manager, compliance officer or finance manager and assisting clients with finding and negotiating for suitable office premises. We have in the past also assisted clients in the disposal of securities in companies, but have ceased all such activities. Please see the risk factor entitled “We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein.” for further details.

With respect to initial license application, we typically receive 50% of our fees upon our appointment by the client, with the remaining 50% received upon our successfully obtaining the license. With respect to periodic license renewals, we typically receive 100% of our fees upon our appointment by the client. With respect to our services for ongoing maintenance and compliance with licenses we typically charge a monthly fee, with two months’ deposit collected in advance. With respect to additional consultancy services, we typically collect 100% of our fees upon our appointment by the client. We set prices for ongoing maintenance and compliance services and additional consultancy services based on the complexity and expected time required to provide the services, the jurisdiction in which the client operates and the general competitive environment.

Our licensing consultancy services have historically contributed the majority of our corporate services income. In Fiscal 2023, Fiscal 2024 and Fiscal 2025, corporate services income from licensing consultancy services accounted for 84.6%, 69.5% and 53.6%, respectively, of our total corporate services income for the year.

Corporate secretarial and other services

Overseas company incorporation services - We help clients from jurisdictions around the world set up overseas companies in numerous jurisdictions, including directly in the United Kingdom, Hong Kong and Belize. Corporate secretarial services are a regulated activity in Hong Kong and Belize, which we operate through our licensed Hong Kong subsidiary under the Trust and Company Service Providers (TCSP) and our licensed Belize subsidiary under the Financial Services Commission of Belize (FSC). We also provide these services indirectly through third party professional partners in over 15 other jurisdictions, primarily including the BVI, Dubai Multi Commodities Centre, the Seychelles and St. Vincent. In Fiscal 2023 we helped 50 clients incorporate companies in 14 distinct jurisdictions. In Fiscal 2024, we helped 46 clients incorporate companies in 13 distinct jurisdictions. In Fiscal 2023, Fiscal 2024 and Fiscal 2025, corporate services income from incorporation services accounted for 15.8%, 17.6% and 18.7%, respectively, of our total corporate services income. We believe our ability to assist clients to incorporate overseas entities is a cornerstone of our relationship-focused approach and of more strategic importance than just the corporate services income such service generates, as clients for whom we provide licensing services often first require incorporation services and such newly-formed entities often have a number of additional corporate secretarial needs for which they will need our further assistance. As a result, corporate services income generated from those clients for whom we had helped incorporate an overseas company accounted for 100.0%, 88.6% and 91.5%, respectively, of our total corporate services income in Fiscal 2023, Fiscal 2024 and Fiscal 2025.

In addition to initial incorporation, we provide a range of other administrative corporate secretarial services needed by newly-incorporated companies and existing companies on an on-going basis. Such services include, but are not limited to, issuing of certificates of incumbency, filing annual and periodic returns and other filings with the relevant foreign regulatory agencies, maintaining company registers and particulars, compiling articles of incorporation, and coordinating with financial institutions to open new bank accounts and compiling applicable regulatory documentation for establishment of new entities.

We typically collect 100% of our fees for corporate secretarial services upon our appointment by the client in advance of provision of such services. Prices for such services are agreed based on the complexity and expected time required to provide the services, the jurisdiction in which the client operates and the general competitive environment.

Other corporate secretarial services – We provide a range of other administrative corporate secretarial services needed by newly-incorporated companies and existing companies on an on-going basis. Such services include, but are not limited to, designing and hosting of company websites, applying for working visas, hiring of staff, and coordinating with financial institutions to open new bank accounts and compiling applicable regulatory documentation for establishment of new entities.

We typically collect 100% of our fees for incorporation and other corporate secretarial services upon our appointment by the client in advance of provision of such services. Prices for such services are agreed based on the complexity and expected time required to provide the services, the jurisdiction in which the client operates and the general competitive environment.

Financial/Regulatory technology services - We also provide fintech services, including regtech services, to our clients to help facilitate their businesses.

Client Relationship Management (CRM) - We have built a proprietary CRM software system that our clients can license to manage their CRM needs. We believe it is vital for sales-intensive businesses, such as foreign exchange brokerages, to manage both existing clients and leads efficiently. Good CRM software is not only a vital investment to boost income and profits, but also enables businesses to improve customer experiences, automate the customer onboarding process and managing sales teams targets and commissions. Our system provides real-time data and analysis to track and maintain clientele bases. The system faces both our clients and the brokerage customers of our clients. The interface with our clients’ brokerage customers allowing such customers to log on directly, check their account and carry out transactions. To facilitate such transactions, the system is able to be linked to trading platforms and payment gateways. The interface with our clients allows them to pull data from a trading platform to allow our clients to calculate commission and to monitor overall activity and manage risk.

Starting in December 2022, we began developing to offer a variety of online regulatory technology options through our CRM platform, including automated Know-Your-Client (KYC) and Anti-Money Laundering (AML) checks, transaction monitoring, and risk profiling and risk assessment. We provide such services through Apps a software system we license from a Denmark-based third-party partner. This software system is able to generate a comprehensive report which will assist our clients’ compliance team to reduce the man-hours needed as compared to traditionally methods of manually checking through data bases. It also makes KYC and AML checks simpler for non-financial institutions who wish to implement such systems, but may not have trained experts in compliance. Our ability to aggregate the requests of all our clients allows them to avoid the expense of mandatory minimum search requirements or costly set up and maintenance fees they would otherwise face. We launched an App licensed from such third-party partner in November. As of December 31, 2024, we had four clients using this App for regulatory technology services and are currently marketing it to additional prospective clients. Such services are priced on the basis of our cost from third-party providers plus a mark-up. We plan to significantly expand our offerings in this area going forward either through acquisition, strategic arrangements with existing service providers or building our own proprietary systems, depending on availability of appropriate acquisition targets or strategic partners, acquisition cost. To the extent we identify opportunities to expand our fintech services through purchase or potential combination with other companies in the fintech space, we will consider such opportunities on a case-by-case basis. As of the date of this report, we have not identified any specific opportunities which we are considering. See “—Our Strategies—Increase and Diversify our Services Portfolio.”

Our Clients

Our clients consist primarily of small and medium-sized corporations headquartered in Hong Kong, South-East Asia, mainland China and the UAE looking to set up overseas brokerages. We had 60 clients from 17 distinct jurisdictions in Fiscal 2023, 55 clients from 15 distinct jurisdictions in Fiscal 2024 and 61 clients from 18 distinct jurisdictions in Fiscal 2025. 87.5%, 56.1% and 53.8% of our corporate services income came from clients engaging in the foreign exchange or contract for difference brokerage business in Fiscal 2023, Fiscal 2024 and Fiscal 2025, respectively.

In recent years, we received a substantial portion of our corporate services income from a limited number of customers. For the years ended September 30, 2024 and 2025, our two largest customers accounted for approximately 47.9% and 49.9%, respectively, of our total corporate services income for those period, with our largest customer accounting for approximately 27.7% and 25.2% of our total corporate services income, respectively. A substantial amount of our corporate services income for the year ended September 30, 2023 and 2024 were provided by one-off transactions with our major clients that are not expected to recur. For a discussion of related risks, see “Risk Factors — Risks Relating to Our Business and Industry — We had a concentration of credit risk because we derived our corporate services income from a limited number of customers” and “Risk Factors — Risks Relating to Our Business and Industry — We depend on a limited number of customers for a significant portion of our corporate services income and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations” for more details. We believe our relationship with our major clients, including our two largest clients in Fiscal 2024 and Fiscal 2025, is stable. However, due to the nature of our business, we would normally expect a large part of our corporate services income to come from different clients every year, in particular from new clients who require a greater number of services. As our new clients increase and we continue to grow our business by increasing the scale of our current operations and expanding into new services and geographic jurisdictions, we anticipate a reduction in client concentration in the future.

Marketing

Most of our new clients have been generated through referrals from existing or former clients, business partners and other third-parties with whom we work. As such, we believe the key to our marketing efforts is:

●	maintaining the high quality of our services and close relationships with our existing clients; and
●	maintaining and expanding our range of corporate services and continuing to push these services to existing clients. We assign a relationship manager for all existing customers to maintain our relationship and serve as a point of contact.

In addition to referrals, we participate in a variety of monthly networking events and run a booth and present at various industry expos in order to directly engage with potential customers and raise awareness of our brand. We also engage in limited on-line advertising, primarily through purchase of search engine marketing and use of search engine optimization services.

We maintain a website at www.enigmatig.com. The information contained in, or accessible through, the website is not incorporated into this report of which it forms a part.

We currently aim to grow our client base and grow our business by expanding the fintech services we offer, hiring additional employees and opening new offices in additional jurisdictions. In particular, we aim to hire additional employees with IT expertise and additional business relationship managers who will help with business development and increase our capacity to offer our traditional licensing services.

Competition

We offer a range of services in the financial licensing solutions industry, the corporate secretarial services industry and, increasingly, in the financial technology (including regulatory technology) industry. The markets for services in these industries is relatively fragmented and highly competitive. With respect to services provided to small- and medium-sized corporate clients, we largely compete with small, single-office independent professionals and professional service firms such as local law firms and accountancy firms. We believe the principal competitive factors in such industries include industry expertise, breadth and depth of service offerings, quality of services, strength of client relationship, local presence, recognition of brand and marketing and selling skills.

Employees

We had 14, 15 and 18 full time employees (including Directors) as of September 30, 2023, 2024 and 2025, respectively. The following table sets forth the numbers of our full-time employees, categorized by function, as of September 30, 2025:

Function	Number of Employees	Percentage of Total Number of Employees
Sales, marketing and business development	8	47.0%
Administration	7	41.2%
Finance and accounting	2	11.8%
Total	17	100.0%

The following table sets forth the number of our full-time employees by location as of September 30, 2025:

Location	Number of Employees	Percentage of Total Number of Employees
Singapore	10	58.8%
Mainland China	3	17.6%
United Kingdom	2	11.8%
Hong Kong	1	5.9%
Thailand	1	5.9%
Total	17	100.0%

In recent years, our number of full-time employees decreased from 22 full-time employees as of September 30, 2021 to 17 full-time employees as of September 30, 2022, 14 full-time employees as of September 30, 2023 and 15 full-time employees as of September 30, 2024. This decrease was driven primarily by natural attrition and slower hiring as a result of the COVID-19 pandemic.

We enter into employment contracts with our full-time employees. The remuneration payable to our employees includes fixed salaries, performance-based bonuses and commissions for sales employees. We determine employees’ remuneration based on a number of factors including years of experience, qualifications and market rates.

We identify new candidates through word-of-mouth recruitment or recruitment agencies. Given the breadth of services we offer, we typically target candidates with strong general backgrounds and credentials rather than those with narrow specialized skill sets. In order to maintain the quality, knowledge and skills of our employees, we appreciate the importance of training to employees. We provide on-the-job training for our employees covering technical and system skills needed for the services we provide.

As required by applicable laws and regulations in our operating regions, we participate in various employee benefit schemes, including Mandatory Provident Fund plans in Hong Kong, national pension schemes in Singapore, and various social security plans in mainland China.

In Hong Kong, we are required to make contributions for our full-time employees at specified percentages of the employees’ salaries, bonuses, and certain allowances, up to a maximum amount specified by the respective local governments.

In Singapore, we are required to make contributions for our employees who are Singapore citizens or Singapore permanent residents and who are not otherwise exempted, at specified percentages of the employees’ salaries, bonuses, and certain allowances, up to a maximum amount specified by legislation.

As required by applicable laws and regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our full-time employees in mainland China, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We are required under PRC law to make contributions to statutory employee benefit plans from time to time for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in mainland China.

None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good and we have not experienced any significant labor disputes.

Properties

From July 2022 to December 2024, our corporate headquarters and principal executive offices were located at 3 Shenton Way, Shenton House, #23-01, Singapore 068805. In December 2024, our corporate headquarters and principal executive offices moved to 16 Raffles Quay, #30-01, Hong Leong Building, Singapore 048581. We lease these new premises, with an aggregate gross floor area of approximately 412 sqm. Prior to July 2022, our corporate headquarters and principal executive offices were located in Hong Kong.

In addition, we manage and operate several other facilities in Asian and European jurisdictions. We maintain an office and rent office space in London, Hong Kong and Shanghai. Details of our facilities are set out below:

Facility	Address	Space (sqm)
Singapore Office	16 Raffles Quay, #30-01, Hong Leong Building, Singapore 048581	412
Singapore Facility	3 Shenton Way, #09-05, Shenton House, Singapore 068805	41
London Office	Studio 23 A, 2/8 Scrutton Street, London EC2A 4RT, United Kingdom	20
Hong Kong Office	Unit 1002B2-22, 10/F, Sunbeam Centre, 27 Shing Yip Street, Kwun Tong, Hong Kong	15.33
Shanghai Office	1701 Beijing West Road, Room 1903, Jing An District, Shanghai, China	154

We also maintain a desk in Bangkok, Thailand in the offices of the Singapore and Thai Chamber of Commerce, a non-profit organization to which we have made annual donations.

We are in the process of considering expansion into additional jurisdictions, including Dubai, Taipei, Kuala Lumpur, Vietnam and Jakarta. To the extent we open offices in such jurisdictions, we would expect to lease appropriate office space.

Intellectual Property

As of the date of this report, we have registered two trademarks (for our previous name and logo) in the PRC.

Unauthorized parties may attempt to copy or otherwise obtain and use our brand. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We have in the past entered and may continue in the future to enter into IP licensing agreements with third parties for the use of their proprietary technologies. We have licensed and entered into agreements to sub-license the trading platform we offer to our clients. Third parties may initiate litigation against us alleging infringement of their proprietary rights or breach of a licensing agreement or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement or breach of a licensing agreement and our failure or inability to develop non-infringing technology or license the infringed or similar technology or cure the breach on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to adequately protect our intellectual property rights, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our total corporate services income and increase our costs” and “Risk Factors—Risks Relating to Our Business and Industry—We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.”

We own the domain name for our website www.enigmatig.com.

Insurance

Other than the government-mandated social insurance and housing provident fund schemes, we do not maintain any insurance covering our properties, equipment, inventory or employees, and we do not carry any business interruption or liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. We believe that our insurance coverage is in line with industry practice. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could have a material adverse effect on our results of operations. See “Risk Factors—Risks Relating to Our Business and Industry—Our insurance coverage is limited and may not be adequate to cover potential losses and liabilities. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.”

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. However, we may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of business.

Regulation

Our Group’s business and operations may be subject to stringent laws and regulations, including licensing, registration and permit requirements, and failure to comply with such laws and regulations may result in civil and criminal penalties. Such requirements may vary depending on the jurisdiction in which the relevant activity conducted by our Group took place.

The following sets forth a summary of the principal laws and regulations that may materially affect our Group and its operations in Singapore and Hong Kong, in which the majority of our operations take place and our employees are based. This summary does not purport to be a comprehensive description of all the laws and regulations applicable to the business and operations of our Group and/or which may be important to potential investors. Investors should note that the following summaries are based on the laws and regulations in force as at the date of this report and may be subject to change.

Singapore

Licensed activities

Certain activities undertaken by our Group may be subject to regulation by Singapore authorities.

The Singapore Parliament had on July 2, 2024 passed the Corporate Service Providers Bill of Singapore, which introduced the Corporate Service Providers Act 2024 of Singapore, or the CSPA. The CSPA had come into operation on June 9, 2025.

Pursuant to the CSPA, a person must not carry on a business in Singapore of providing any corporate services such as filing or lodging any document with ACRA unless the person is a registered corporate service provider for that type of corporate service or unless exempted. Registered corporate service providers will have to comply with, amongst other things certain customer due diligence measures under the CSPA.

Our Group will engage registered corporate service providers relating to any corporate secretarial work in Singapore.

The MAS also regulates certain activities. Under the SFA, such activities include but are not limited to:

(i) in respect of capital markets products (comprising any securities, units in a collective investment scheme, derivatives contracts, spot foreign exchange contracts for the purposes of leveraged foreign exchange trading, and such other prescribed capital markets products), whether as principal or agent (a) making or offering to make with any person; or (b) inducing or attempting to induce any person, to enter into or to offer to enter into, any agreement for or with a view to acquiring, disposing of, subscribing for, entering into, effecting, arranging, or underwriting any capital markets products; and

(ii) giving advice (a) to any person (whether as principal or agent, or as trustee of a trust) concerning compliance with or in respect of laws or regulatory requirements (including the listing rules of an approved exchange) relating to the raising of funds by any entity, trustee of a trust on behalf of the trust or responsible person of a collective investment scheme on behalf of the collective investment scheme; (b) to a person making an offer (1) to subscribe for or purchase specified products (comprising securities, specified securities-based derivatives contracts or units in a collective investment scheme); or (2) to sell or otherwise dispose of specified products, in each case concerning that offer; (c) concerning the arrangement, reconstruction or take-over of a corporation or any of its assets or liabilities; or (d) concerning the take-over of a business trust or any of its assets or liabilities held by the trustee-manager on behalf of the business trust.

A person is required to obtain a capital markets services licence under the SFA to carry on business in such regulated activities or hold out that the person is carrying on such business, unless the person engaged in the activity is exempt under the relevant provisions of the SFA and/or the relevant regulations promulgated thereunder. A capital markets services licensee is subject to various obligations under the SFA, including in relation to changes of control, appointment and removal of chief executive officers and directors, changes in share capital, general notification and record-keeping requirements, and audit requirements. A breach of the SFA could lead to civil and criminal penalties involving a fine, imprisonment, or both. MAS may issue a prohibition order which may amongst others prohibit a person from performing a regulated activity. In respect of activities which our Group has deemed likely to be regulated activities under the SFA, we have engaged third-party service providers, such as lawyers and other agents, to carry out such activities, in Singapore and overseas.

Foreign Investments, Repatriation of Profits from Singapore, and Dividends

Singapore does not have a separate law governing foreign investment – foreign investment is governed by industry-specific laws and regulations. Accordingly, there are generally few restrictions applying to foreign investment, with the exception of certain restrictions placed over, amongst others, the financial and banking services, legal professional services, telecommunications, media and real estate sectors, and entities which are designated entities under the Significant Investments Review Act 2024 of Singapore. That said, Singapore law does not prohibit the constitution of a Singapore company from including shareholding limits that restrict ownership by a foreigner.

There are no broad restrictions under Singapore laws against foreign investment in the sectors in which Enigmatig Singapore operates its business.

The MAS has, since 1978, abolished all foreign exchange control restrictions under the Exchange Control Act 1953 of Singapore in relation to fiat currencies, and there are no exchange control formalities or approvals required for all forms of payments or capital transfers into or out of Singapore, so long as there is no breach of any rule for domestic or international monitoring for countering money-laundering and terrorism and subject to payment of withholding tax (if applicable). See “Taxation – Singapore Taxation” for more information. Nevertheless, the MAS may at any time and from time to time suspend or restrict cross-border money transfers for various reasons, including to minimize risks to consumers remitting funds out of Singapore. For instance, the MAS issued a notice on December 29, 2023 (last revised on September 25, 2024) directing licensed payment service providers providing cross-border money transfer services to suspend the use of certain non-bank and non-card channels when transmitting money to persons in the People’s Republic of China from January 1, 2024 until further notice. The notice was issued in connection with police reports and complaints received in relation to frozen bank accounts or forfeiture of monies in the People’s Republic of China.

The payment of dividends by a Singapore company is subject to, inter alia, compliance with the Companies Act 1967 of Singapore, or the Singapore Companies Act, the payment of corporate income tax on profits of the Singapore company, and the constitution of the Singapore company. See “Taxation – Singapore Taxation” for more information. Pursuant to Section 403 of the Singapore Companies Act, no dividend shall be payable to shareholders of a Singapore company except out of profits and (i) any profits of a company applied towards the purchase or acquisition of its own shares in accordance with Sections 76B to 76G of the Singapore Companies Act, save for any part of the proceeds received by the company as consideration for the sale or disposal of treasury shares which the company has applied towards the profits of the company; and (ii) any gains derived by the company from the disposal of treasury shares, shall not be payable as dividends to the shareholders of the company.

Personal Data Protection

The protection of personal data in Singapore is governed by the Personal Data Protection Act 2012 of Singapore, or the PDPA. Under the PDPA, “personal data” is defined as data, whether true or not, about an individual who can be identified (a) from that data; or (b) from that data and other information to which the organization has, or is likely to have access.

The PDPA generally requires organizations to, amongst others, obtain consents prior to collection, use or disclosure of personal data, provide notification of the purpose of such collection, use or disclosure, and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess the severity of data breaches they suffer, and where the data breach (i) is (or is likely to be) of a significant scale; or (ii) results in (or is likely to result in) significant harm to the affected individuals, to notify the Personal Data Protection Commission and where applicable, the affected individuals.

The Personal Data Protection Commission may impose sanctions in connection with the breach of the PDPA, including the improper collection, use and disclosure of personal data, including a financial penalty on the organization of up to SGD1,000,000 or 10% of the organization’s annual turnover in Singapore (if the organization’s annual turnover in Singapore exceeds SGD10,000,000).

Hong Kong

Hong Kong Laws and Regulations relating to Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Hong Kong Laws and Regulations relating to Employment and Labor Protection

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2019, the statutory minimum hourly wage rate is HK$37.5. Failure to comply with the MWO constitutes an offence under the EO.

Hong Kong Laws and Regulations relating to Protection of Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”), which came into full effect in Hong Kong in 1996 aims to protect the privacy of individuals of their personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;
●	Principle 2 — accuracy and duration of retention of personal data;
●	Principle 3 — use of personal data;
●	Principle 4 — security of personal data;
●	Principle 5 — information to be generally available; and
●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention. A data user who contravenes an enforcement notice commits an offence which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;
●	if the data user holds such data, to be supplied with a copy of such data; and
●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

Hong Kong Laws and Regulations relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (the “Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015, prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

C. Organizational Structure

For an organizational structure of the Company and its subsidiaries and a detailed description of the Company’s significant subsidiaries, see “Item 3. Key Information—Our Corporate Structure.”

D. Property, Plant and Equipment

The principal executive offices of our operating subsidiaries are located at 16 Raffles Quay, #30-01, Hong Leong Building, Singapore 048581. Our telephone number at this address is +65 6022 0493. As of the date of this annual report, our corporate headquarters and principal executive offices is located in Singapore, with an aggregate gross floor area of approximately 412 square meters.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

ENIGMATIG LIMITED is an international consultancy firm incorporated in the Cayman Islands with headquarters in Singapore. We are dedicated to delivering one-stop cross-border financial licensing solutions and a wide range of related services. We conduct our operations primarily in Singapore, Hong Kong and mainland China through our operating subsidiaries. We began our operations in 2010 when our first office was founded in Singapore by Mr. Foo Chee Weng Desmond who has extensive experience in the financial industry. As of this report date, we have five (5) global offices, two in Singapore, one in Hong Kong, one in London, one in Shanghai, and maintain a desk in Bangkok, Thailand to support our existing client base of Asian Pacific companies in their business operations. We have plans to expand our physical presence into a number of additional locations, including Dubai, Taipei, Kuala Lumpur, Ho Chi Minh City and Jakarta.

We offer a full range of consulting services for financial institutions. The breadth of our services, ranging from initial planning, filings and incorporation to license registration to ongoing regulatory compliance and back-office services, allows us to operate as a one-stop service provider for our clients setting up in a new jurisdiction. Our strong relationships with our clients and our client relationship-centric focus ensures continuity of services.

Our services are broadly categorized as:

a)	Licensing services:

We assist our clients to obtain, renew and comply with a range of business licenses (primarily including brokerage and other financial licenses) in a variety of jurisdictions, primarily including London, Cyprus and Belize. Key financial licenses with which we assist our clients include the United Kingdom Financial Conduct Authority (FCA) license, the Cyprus Securities and Exchange Commission (CySEC) Investment license, and the Belize International Financial Services Commission (IFSC) license, among others. According to the Frost & Sullivan report, we are one of only a few international consultancy firms that specializes in foreign exchange licensing services over multiple jurisdictions.

To assist our clients to succeed in the businesses for which they are obtaining a license, we also offer a number of ancillary regulatory consultancy services, including advising on establishing a business plan, creating operation, risk and compliance manuals, assisting clients find and negotiating on their behalf with suitable professionals to serve as local agents, nominee directorships, nominee shareholder, general manager, compliance officer or finance manager and assisting clients find and negotiate for suitable office premises.

b)	Corporate secretarial and other services

We assist clients in incorporating in numerous overseas jurisdictions, including directly in Singapore, the UK, Hong Kong and Belize and indirectly, through partnerships in over 15 other jurisdictions, such as the BVI, Seychelles, the Dubai Multi Commodities Centre and St. Vincent. Our corporate secretarial services also include filing of regulatory documents, maintaining company registers, compiling articles of incorporation, and coordinating with financial institutions to open new bank accounts and compiling applicable regulatory documentation for establishment of new entities.

We also provide fintech services, including regtech services, to our clients to help facilitate their businesses.

We offer client relationship management and software to help our clients grow and build lasting relationships with their customers.

We have built a proprietary CRM software system that our clients can license to manage their CRM needs. Starting in December 2022, we began working with a Denmark-based third-party partner to offer a variety of online regulatory technology options through our CRM platform, including automated KYC and AML checks, transaction monitoring and risk assessment. We launched an App licensed from such third-party partner in November 2023. As of September 30, 2025, we had four clients using this App for regulatory technology services and are currently marketing it to additional prospective clients.

We plan to significantly expand our offerings in this area going forward either through acquisition, strategic arrangements with existing service providers or building our own proprietary systems, depending on availability of appropriate acquisition targets or strategic partners, acquisition cost. To the extent we identify opportunities to expand our fintech services through purchase or potential combination with other companies in the fintech space, we will consider such opportunities on a case-by-case basis.

Key Factors Affecting the Results of Our Group’s Operations

Complex regulatory requirements on financial licenses

In recent times, global regulatory bodies have become more cautious in granting financial licenses, resulting in heightened requirements. Consequently, individuals and businesses seeking licenses are subject to a high level of review and scrutiny. In addition, requirements for financial licenses vary across countries, generally involving a comprehensive application process detailing company operations and ownership. The complexity makes acquiring and managing licenses challenging, which affects our business in a number ways. Increasing complexity helps push demand for the consultancy services we provide. However, such complexity and any new rules and regulations may affect the outcome of the license application process. This can indirectly affect our corporate services income, as if customers are unable to qualify for/obtain the licenses they require as they will not need our compliance and financial/regulatory technology services.

Rising costs of local agents and labor

We typically carry out various aspects of our operations through local law firms, accounting firms and other third-party professional firms to leverage their expertise and to mitigate our exposure to regulatory non-compliance in various jurisdictions. In recent years, the prevailing macroeconomic environment, characterized by heightened inflationary pressures, has translated into amplified operational costs from external specialists and agents. Staff costs are also subject to increases year on year. We managed such increased costs by controlling headcount in recent years. Staff cost included in cost of sales increased 5.2% from US$425,284 for the year ended September 30, 2023 to US$447,308 for the year ended September 30, 2024, as the number of full-time employees increased from 14 as of September 30, 2023 to 15 as of September 30, 2024. Staff cost included in cost of sales increased 11.4% from US$447,308 for the year ended September 30, 2024 to US$498,502 for the year ended September 30, 2025, the number of full-time employees is 15 as of September 30, 2025 but the overall payroll expense increased due to increased wage rate in Singapore. Moreover, payroll and employee benefits decreased 44.7% from US$770,411 for Fiscal 2023 to US$426,445 for Fiscal 2024, primarily driven by a one-off bonus paid to our directors and senior management in Fiscal 2023 that did not recur in Fiscal 2024. Payroll and employee benefits increased by US$120,506, or 28.3%, from US$426,445 for the year ended September 30, 2024 to US$546,951 for the year ended September 30, 2025. The increase of payroll and employee benefits was primarily due to new insurance for directors and officers (“D & O insurance”) in Fiscal 2025 as a result of us becoming a public company. Any inability to manage such costs in the future could contribute to an increase in our operating costs which could impact our margins and profitability.

Key Components of Results of Operations

Corporate services income

We derive our corporate services income from sale of our services, including license application and renewal services and corporate secretarial and other services, to our clients.

In Fiscal 2023, Fiscal 2024 and Fiscal 2025, we generated total corporate services income of US$4,607,006, US$3,967,802 and US$4,451,706, respectively.

The following table sets forth the breakdown of our corporate services income for the periods indicated:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Corporate services income:
License application and renewal services	3,201,761	2,126,338	2,215,522
Corporate secretarial and other services	1,405,245	1,841,464	2,236,184
Total	4,607,006	3,967,802	4,451,706

Corporate services income by geographical location

We book our corporate services income primarily in relation to the office in which we contract with our clients and in which the services are performed. Prior to July 2022, our headquarters were located in Hong Kong and the majority of our business was booked out of Hong Kong. In July 2022, we moved our corporate headquarters to Singapore, where the majority of our employees currently reside, and the majority of our new contracts are entered into with Enigmatig Singapore. However, we have opted to continue to service certain clients in Hong Kong, in particular Hong Kong-based clients who prefer to engage with our Hong Kong entity.

The following table sets forth a breakdown of our corporate services income by geographic location for the periods indicated:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$

Singapore	4,346,801	3,277,969	3,332,077
Hong Kong	231,379	663,591	1,050,825
Mainland China	28,826	26,242	68,803
Total	4,607,006	3,967,802	4,451,706

Cost of Sales

Our cost of sales comprises mainly cost of corporate secretarial and other services, cost of license application and renewal services and staff costs. In Fiscal 2023, Fiscal 2024 and Fiscal 2025, our cost of sales was US$1,472,190, US$1,304,075, and US$1,390,929, respectively.

The following table sets forth a breakdown of our cost of sales by type of cost for the periods indicated:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$

Cost of sales
Payroll	425,284	447,308	498,502
Third party professional fee	347,535	394,854	448,090
Commission fee	419,376	178,356	81,276
Client operation cost	241,302	281,614	361,598
Government fee	38,693	1,943	1,463
Total	1,472,190	1,304,075	1,390,929

Gross profit and gross profit margin

In Fiscal 2023, Fiscal 2024 and Fiscal 2025, our gross profit was US$3,134,816, US$2,663,727 and US$3,060,777, respectively. Our overall gross profit margin was 68.0%, 67.1%, and 68.8% respectively, for the same periods.

Our gross profit and gross profit margin are primarily affected by total amount of corporate services income, pricing of our services, and fluctuation in price of certain components of our cost of sales, particularly cost of third-party services we use and staff cost.

Operating Expenses

Our operating expenses include payroll and employee benefits, depreciation expenses, operating lease expenses and other operating expenses. The following table sets forth components of our operating expenses for the periods indicated:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Operating expenses:
Payroll and employee benefits	770,411	426,445	546,951
Depreciation expenses	1,748	5,818	33,039
Operating lease expenses	115,059	95,532	208,429
Other operating expenses	768,146	1,113,213	1,734,361
Total	1,655,364	1,641,008	2,522,780

Payroll and employee benefits. Payroll and employee benefits consisted of personnel-related expenses associated with our administration and finance and accounting team, including salaries, retirement expenses benefits and bonuses.

Depreciation expenses. Depreciation expenses primarily related to computers and other office equipment.

Operating lease expenses. Operating lease expenses primarily consisted of lease payments made in relation to our office premises in Singapore, Hong Kong, London and Shanghai. We have a non-cancellable lease for office premises at Scrutton Street in London with a lease term extending over two years which expired in September 2025. We also have a lease agreement for office premises at Jing ‘an District in Shanghai with a lease term of three years. We had another lease for office premises at Shenton House in Singapore with a renewed lease term of one year and three months which expired in November 2024. In October 2024 the Company entered into a new lease agreement for the office premises at Shenton House, occupying different floors, with a lease term of two years and six months. In December 2024 we entered into a lease agreement for a new office at 16 Raffles Quay in Singapore with a lease term of three years. We had office premises in Hong Kong located at Queen’s Road Central with a lease term of four years which expired in February 2023. In March 2023 we entered into a lease agreement for a new office at Shing Yip Street in Hong Kong with a lease term of two years and 6 months which expired in August 2025.

Other operating expenses. Other operating expenses primarily consisted of bad debts, consulting fees and professional fees. The following table sets forth components of our other operating expenses for the periods indicated:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Other operating expenses:
Bad debts	8,973	-	-
Entertainment	94,749	71,823	68,880
Marketing	32,089	25,316	44,172
Maintenance fees	5,660	-	-
Other IT expenses	75,635	144,070	181,756
Professional fees	341,844	555,666	1,065,222
Retirement expenses	54,879	57,644	60,721
Travel expenses	77,841	121,809	159,895
Other expenses [1]	76,476	136,885	153,715
Total	768,146	1,113,213	1,734,361

Note:

(1) Includes local council tax, property management fees, office rental fees, bank fees and server and domain expenses, among others.

Other income (loss)

Other income (loss) amounted to approximately US$(102,373), US$(59,315) and US$317,168 for the years ended September 30, 2023, 2024 and 2025, respectively, and comprised interest income, government grant, exchange gain (loss), release of customer deposits and others. The following table sets forth components of our other income (loss) for the periods indicated:

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$
Other income( loss)
Interest income	267	700	179,553
Government grant	14,521	13,559	2,049
Exchange gain (loss)	(139,585)	(77,448)	40,449
Release of customer deposits	-	-	90,610
Others	22,424	3,874	4,507
Total	(102,373)	(59,315)	317,168

Income tax expense

For the years ended September 30, 2023, 2024 and 2025, our income tax expense comprised our current tax expense and deferred tax.

Taxation

Cayman Islands, Seychelles and BVI

ENIGMATIG LIMITED, Enigmatig Corp Limited and Enigmatig (BVI) Limited are domiciled in the Cayman Islands, Seychells and the British Virgin Islands, respectively. The localities currently enjoy permanent income tax holidays; accordingly, ENIGMATIG LIMITED, Enigmatig Corp Limited and Enigmatig (BVI) Limited do not accrue for income taxes.

Singapore

Our significant subsidiary, Enigmatig Pte Ltd., was incorporated and is operating in Singapore. It is subject to enterprise income tax on its taxable income as determine under Singapore tax laws and accounting standards at a statutory tax rate of 17%, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017, which introduces the two-tiered profits tax rates regime. The bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Mainland China

One of our subsidiaries, Shanghai Enigmatig Information Consultancy Limited was incorporated and is operating in mainland China. It is subject to PRC enterprise income tax on their taxable income at a rate of 25% in accordance with the relevant PRC income tax laws. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries to be a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in mainland China, in which case we or the applicable overseas subsidiaries, as the case may be, would be subject to the PRC EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow.

Belize

One of our subsidiaries, Enigmatig (Belize) Limited, is considered Belize tax resident enterprises under Belize tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determine under Belize tax laws and accounting standards at a statutory tax rate of 25%. Enigmatig (Belize) Limited had no operating profit or tax liabilities for the years ended September 30, 2023, 2024 and 2025.

Critical Accounting Policies

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of significant accounting policies” to the consolidated financial statements included elsewhere in this annual report for more detailed information regarding our critical accounting policies.

Revenue recognition

In accordance with ASC 606, to determine revenue recognition for contracts with customers, the we perform the following five steps: (i) identify contract(s) with a client; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) we satisfy the performance obligation.

Our revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

We currently generate our revenues from the following main sources:

License application, maintenance and renewal services income

Licensing application and renewal income is generated by the provision of (a) consultancy services to customers in application of financial institution licenses across different countries; (b) maintaining the license via maintenance of an office and staff for regulatory reporting; and (c) renewing of financial institution licenses for customers.

We enter into distinct contracts with our customers for the provision of the license application, maintenance and renewal services.

License application

Our primary performance obligations with respect to license applications are to provide customers with a comprehensive service as needed to obtain a certain business license. The services provided can vary from project to project and generally involves a series of tasks which are turned into inputs to fulfil the performance obligation.

Since the nature of our services are generally customized to our customer’s specific requests and these services are not transferable to other customers, the Company determines that the performance obligation is satisfied over time.

We measure our progress toward completion of services based on contract milestones. Given each individual task within a contract is distinct and separately identifiable, and a third-party confirmation document or other similar supporting document is available upon achievement of each task, therefore such method is the most faithful representation of progress and depiction of the transfer of services.

License maintenance

We render the license maintenance service throughout the contractual period and as a principal we recognize the revenue over the contract term. The Company acts as a principal to provide the license maintenance service as the office lease and staff are both contracted by the Company. We charge customers a maintenance fee for the office and staff costs incurred. Our fee is due and paid within the specified terms of payment.

License renewal

License renewal occurs over a short period of time and is recognized at a point in time when the performance obligation has been satisfied by the renewal of the license.

Corporate secretarial and other services income

Corporate secretarial and other services income is primarily generated by the provision of (a) corporate secretarial services rendered to customers; (b) consulting services to customers. These consulting services include but are not limited to, transforming company processes, assistance with provision of workflows either via staff or through technological processes, advising on company structuring, advising on marketing strategies; and (c) outsourcing services which include provision of all back-office functions to customers.

We enter into distinct contracts with our customers for the provision of the corporate secretarial and other services.

Corporate secretarial

We render the corporate secretarial service throughout the contractual period and we recognize the revenue over the contract term.

Consultancy services

The scope of work under consultancy services can vary from each unique customer and generally involves a series of tasks which are interrelated and are not separable or distinct as the customers cannot benefit from any standalone task. Therefore, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

Revenue is recognized at the point when the performance obligation has been fulfilled or the deliverables are delivered based on the specific terms of the contract.

Outsourcing services

Outsourcing services are generally rendered throughout the contractual period and we recognize the revenue over the contract term. As a principal, we charge customers monthly for the outsourcing work rendered as staff costs are contracted by the Company. Our fees are charged monthly and is due and paid within the specified terms of payment.

Critical accounting estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements.

The useful life and impairment of long-lived assets

The judgment that the long-lived assets, which include property and equipment and intangible assets, are being amortized over their useful lives and are not impaired are significant accounting estimates. We have estimated the useful life and residual value and concluded that no impairment loss was recognized as of September 30, 2024 and 2025.

Collectability of account receivables

The sales, project, and finance teams collaborate to review the outstanding receivable, and if the management determines that the full amount is recoverable within a specified timeframe (e.g., 12 months), no provision for doubtful debts is made. However, if the management believes that the outstanding receivable amount is partially or entirely irrecoverable within the designated period, a provision for doubtful debt is made. Management will consider the Company’s historical losses adjusted to take into account the current market conditions as well as the Company’s clients’ financial condition.

Recent Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024 03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1. Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

In January 2025, the FASB issued ASU 2025-01 Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the effective date guidance introduced in ASU 2024 – 03. The FASB issued ASU 2024-03 on November 4, 2024, which states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on its disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 18) and Revenue from contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim reporting period within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of operations and cash flows.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended September 30,
	2023	2024	2025
	US$	US$	US$

Corporate services income	4,607,006	3,967,802	4,451,706
Cost of sales	(1,472,190)	(1,304,075)	(1,390,929)

Gross profit	3,134,816	2,663,727	3,060,777

Operating expenses:
Payroll and employee benefits	(770,411)	(426,445)	(546,951)
Depreciation expenses	(1,748)	(5,818)	(33,039)
Operating lease expenses	(115,059)	(95,532)	(208,429)
Other operating expenses	(768,146)	(1,113,213)	(1,734,361)
Total operating expenses	(1,655,364)	(1,641,008)	(2,522,780)
Profit from operations	1,479,452	1,022,719	537,997

Other (loss) income:
Other (loss) income, net	(102,373)	(59,315)	317,168
Total other (loss) income	(102,373)	(59,315)	317,168

Profit before tax expense	1,377,079	963,404	855,165
Income tax expense	(242,643)	(142,212)	(295,502)
Net profit	1,134,436	821,192	559,663

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	23,050	146,659	(31,276)
Total comprehensive income	1,157,486	967,851	528,387

Net Income per share attributable to ordinary shareholders
Basic and diluted	0.05	0.03	0.02

Comparison of Years Ended September 30, 2025 and 2024

Corporate services income

Our corporate services income increased by US$483,904 or 12.2% from US$3,967,802 for the year ended September 30, 2024 to US$4,451,706 for the year ended September 30, 2025. This increase was driven primarily by (i) an increase in the number of clients, from 57 clients in the year ended September 30, 2024 to 61 clients in the year ended September 30, 2025, which resulted in higher demand for our corporate services, and (ii) increased service utilization by existing clients, who required additional and more complex services, particularly in connection with corporate structuring and licensing setup, and (iii) in addition, as our clients expanded their business operations and corporate structures, they increasingly engaged us for higher-value, project-based services, including restructuring of corporate entities, establishment of new subsidiaries and assistance with license applications and setup. These services generally require higher service fees compared to routine administrative services and contributed to an increase in the average revenue per client during Fiscal 2025. Our licensing services increased US$89,184, or 4.2%, from US$2,126,338 for the year ended September 30, 2024 to US$2,215,522 for the year ended September 30, 2025. Our corporate secretarial and other services increased US$394,720 or 21.4%, from US$1,841,464 for the year ended September 30, 2024 to US$2,236,184 for the year ended September 30, 2025. We had total of 66, 57 and 61 clients for the years ended September 30, 2023, 2024 and 2025, respectively.

Cost of sales

Our total cost of sales increased by US$86,854 or 6.7% from US$1,304,075 for the year ended September 30, 2024 to US$1,390,929 for the year ended September 30, 2025 as our corporate services income increased from US$3,967,802 for the year ended September 30, 2024 to US$4,451,706 for the year ended September 30, 2025. This increase was also driven primarily by an increase in payroll of US$51,194, increase in third-party professional of US$53,236 and increase in client operation cost of US$79,984. Acquisition of new business primarily relies on sales personnel and third-party professional, client maintenance incurs higher operations-related costs. Such increase was offset by the decrease in commission fee of US$97,080 as we incurred additional and new business from our existing clients, we only pay commission for new clients development.

Gross profit & gross profit margin

Our gross profit increased by US$397,050 or 14.9% from US$2,663,727 for the year ended September 30, 2024 to US$3,060,777 for the year ended September 30, 2025. This increase was primarily driven by the increase in corporate services income in the year ended September 30, 2025 compared with the year ended September 30, 2024. Our gross profit margin increased slightly from 67.1% in the year ended September 30, 2024 to 68.8% in the year ended September 30, 2025. The increase in margins was primarily driven by significantly decreased commission cost for the year ended September 30, 2025 compared to 2024.

Payroll and employee benefits

Payroll and employee benefits increased by US$120,506, or 28.3%, from US$426,445 for the year ended September 30, 2024 to US$546,951 for the year ended September 30, 2025. The increase of payroll and employee benefits was primarily due to D&O insurance as a result of becoming a public company in Fiscal 2025, and we did not have such expense in Fiscal 2024.

Operating lease expenses

Operating lease expenses increased by US$112,897, or 118.2%, from US$95,532 for the year ended September 30, 2024 to US$208,429 for the year ended September 30, 2025. The increase of operating lease expenses was primarily driven by new office lease entered in Singapore.

Other operating expenses

Other operating expenses increased by US$621,148 or 55.8% from US$1,113,213 for the year ended September 30, 2024 to US$1,734,361 for the year ended September 30, 2025. This increase was primarily attributable to (i) a substantial increase in professional fees of $509,556, primarily related to our preparation for the IPO and Nasdaq listing; (ii) an increase in travel expenses of US$38,086, (iii) an increase in IT-related expenses of US$37,686, and (iv) an increase in marketing expenses of US$18,856.

Income tax expense

Income tax expenses increased from US$142,212 for the year ended September 30, 2024 to US$295,502 for the year ended September 30, 2025. This increase was due to increased taxable income in Singapore and Hong Kong in the year ended September 30, 2025 compared with the year ended September 30, 2024, despite we had increased taxable loss in PRC.

Net profit

As a result of the foregoing factors, in particular increased payroll and employee benefits, professional fees and lease expenses, our net profit decreased from US$821,192 for the year ended September 30, 2024 to US$559,663 for the year ended September 30, 2025, despite we had increased corporate service income.

Comparison of Years Ended September 30, 2024 and 2023

Corporate services income

Our corporate services income decreased by US$639,204 or 13.9% from US$4,607,006 for the year ended September 30, 2023 to US$3,967,802 for the year ended September 30, 2024. This decrease was driven primarily by (i) the time-consuming nature of the client acquisition in our industry, which combined with a temporary shift of our management in focus towards our IPO resulted in the acquisition of only five new clients in the year ended September 30, 2024, compared with 27 new clients in the year ended September 30, 2023; (ii) increased client wariness due to geopolitical conditions, including notably the Israel-Palestinian conflict, the ongoing conflict between Russia and Ukraine and uncertainties surrounding the US elections, and (iii) our strategic shift towards regtech services, which required additional time for market penetration. Our licensing services decreased US$1,075,423, or 33.6%, from US$3,201,761 for the year ended September 30, 2023 to US$2,126,338 for the year ended September 30, 2024. The decrease was partly offset by an increase in corporate secretarial and other services of US$434,072 or 30.9%, from US$1,405,245 for the year ended September 30, 2023 to US$1,839,317 for the year ended September 30, 2024, primarily due to our strategic shift in focus towards regtech services.

Cost of sales

Our total cost of sales decreased by US$168,115 or 11.4% from US$1,472,190 for the year ended September 30, 2023 to US$1,304,075 for the year ended September 30, 2024 as our corporate services income decreased from US$4,607,006 for the year ended September 30, 2023 to US$3,967,802 for the year ended September 30, 2024. This decrease was also driven primarily by the decrease in commission fee from US$419,376 to US$178,356 as we focused on existing clients rather than actively seeking new clients, which usually incur higher commission fees. Such decrease was offset by (i) an increase in client operation cost from US$241,302 for the year ended September 30, 2023 to US$281,614 for the year ended September 30, 2024 as the nature of our client base shifted from acquisition to maintenance. Acquisition primarily relies on sales personnel and third-party professional, client maintenance incurs higher operations-related costs and (ii) an increase in payroll as the number our employees increase from 14 as of September 30, 2023 to 15 as of September 30, 2024.

Gross profit & gross profit margin

Our gross profit decreased by US$471,089 or 15.0% from US$3,134,816 for the year ended September 30, 2023 to US$2,663,727 for the year ended September 30, 2024. This decrease was primarily driven by the decrease in corporate services income in the year ended September 30, 2024 compared with the year ended September 30, 2023. Our gross profit margin decreased slightly from 68.0% in the year ended September 30, 2023 to 67.1% in the year ended September 30, 2024. The decrease in margins was primarily driven by fixed costs, particularly staff costs, remaining relatively stable despite low amounts of corporate services income for the year ended September 30, 2024 compared to 2023.

Payroll and employee benefits

Payroll and employee benefits decreased by US$343,966, or 44.6%, from US$770,411 for the year ended September 30, 2023 to US$426,445 for the year ended September 30, 2024. The decrease of payroll and employee benefits was primarily due to a one-off bonus paid to our directors and senior management in Fiscal 2023 that did not recur in Fiscal 2024.

Operating lease expenses

Operating lease expenses decreased by US$19,527, or 17.0%, from US$115,059 for the year ended September 30, 2023 to US$95,532 for the year ended September 30, 2024. The decrease of operating lease expenses was primarily driven by (i) the move to a smaller office in Hong Kong, which resulted in a monthly rent reduction from approximately US$3,044 to approximately US$844 and (ii) our move to a smaller office on a different floor in the UK to accommodate the landlord’s request to allow for renovation, resulting in a rent discount.

Other operating expenses

Other operating expenses increased by US$345,067 or 44.9% from US$768,146 for the year ended September 30, 2023 to US$1,113,213 for the year ended September 30, 2024. This increase was primarily attributable to (i) a substantial increase in professional fees, primarily related to our preparation for the listing; (ii) an increase in other expenses, the increase was due to the need to cover a bulk payment of past local council taxes which became due when we switched offices in London, partially offset by a decrease in entertainment expenses and (iii) an increase in IT-related expenses.

Income tax expense

Income tax expenses decreased from US$242,643 for the year ended September 30, 2023 to US$142,212 for the year ended September 30, 2024. This decrease was due to a decrease in our corporate services income in the year ended September 30, 2024 compared with the year ended September 30, 2023.

Net profit

As a result of the foregoing factors, in particular the decrease of our corporate service income and the stable operating expenses, our net profit decreased from US$1,134,436 for the year ended September 30, 2023 to US$821,192 for the year ended September 30, 2024.

B. Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations and equity contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of September 30, 2025, our cash and cash equivalents were US$13,206,006, our cash and cash equivalents primarily consist of cash and deposits with financial institutions; of which, we had $12 million time deposit in Berkat Mandiri Bersatu Cooperative for a term of three months from July 4, 2025 to October 3, 2025 with interest rate of 6% per annum, the time deposit was renewed for another three months at maturity. This time deposit was not insured by any government authorities.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. We are going to use portion of the net proceeds from the IPO to fund our operations over the next 12 months. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the years ended September 30,
	2023 (as restated)	2024	2025
	US$	US$	US$
Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year/ period	447,880	1,192,618	1,593,037

Net cash generated from / (used in operating activities	(58,677)	(602,871)	(1,715,304)
Net cash provided by investing activities	451,531	1,929,030	(275,844)
Net cash generated from financing activities	347,333	(1,062,640)	13,683,920
Foreign currency translation	4,551	136,900	(79,803)

Net increase in cash and cash equivalents	744,738	400,419	11,612,969

Cash and cash equivalents as at the end of the year / period	1,192,618	1,593,037	13,206,006

Cash Flows from Operating Activities

For the year ended September 30, 2025, our net cash used in operating activities was US$1,715,304, which primarily consisted of our net profit of US$559,663, as adjusted by (a) positive changes of US$33,039 in in non-cash items primarily including depreciation; and (b) negative changes of US$2,308,006 in operating assets and liabilities primarily consisting of (i) an increase in outstanding accounts receivables of US$151,231; (ii) an increase of US$440,021 in other current assets; (iii) an increase in deposit paid of US$2,112,136; (iv) a decrease of US$70,414 in outstanding accruals and other current liabilities; and (v) a decrease in contract liabilities of US$286,109; which was partly offset with (i) a decrease of US$480,457 in contract assets; and (ii) an increase of US$262,657 in income taxes payable. During the year ended September 30, 2025, we had a deposit of $2 million in connection with a commodity sale and purchase agreement. However, this transaction was terminated, and the deposit was refunded in full to us in October 2025.

For the year ended September 30, 2024, our net cash used in operating activities was US$602,871, which primarily consisted of our net profit of US$821,192, as adjusted by (a) positive changes of US$5,818 in in non-cash items primarily including depreciation; and (b) negative changes of US$1,429,881 in operating assets and liabilities primarily reflecting (i) an increase in contract liabilities of US$444,197; (ii) an increase in accounts receivables of $622,142; (iii) a decrease of US$601,694 in accruals and other current liabilities; (iv) a decrease of US$339,436 in income taxes payable and (v) an increase of US$271,691 in contract assets.

For the year ended September 30, 2023, our net cash used in operating activities was US$58,677, which primarily consisted of our net profit of US$1,134,436, as adjusted by (a) positive changes of US$10,721 in non-cash items primarily including depreciation and impairment loss; and (b) negative changes of US$1,203,834 in operating assets and liabilities primarily reflecting (i) a decrease in contract liabilities of US$403,424; (ii) an increase in accounts receivables of $1,148,391; (iii) an increase of US$545,969 in accruals and other current liabilities and (iv) a decrease of US$68,189 in accounts payable.

Cash Flows from Investing Activities

Our net cash used in investing activities during the year ended September 30, 2025 was US$275,844, which was attributable to purchase of property and equipment of US$246,111 and payment made on behalf of related party of US$29,733.

Our net cash provided by investing activities during the year ended September 30, 2024 was US$1,929,030, which was attributable to a decrease in the amount due from shareholders of US$262,768, proceeds from sale of digital assets of US$1,669,500, partially offset by the purchase of plant and equipment of US$3,238.

Our net cash provided by investing activities during the year ended September 30, 2023 was US$451,531, which was primarily attributable to the amount due from shareholders of US$88,650 and proceeds from sale of digital assets of US$366,956, partially offset by the purchase of plant and equipment of US$4,075.

Cash Flows from Financing Activities

Our net cash from financing activities during the year ended September 30, 2025 was US$13,683,920, which was the proceeds from issuance of common stock from the IPO.

Our net cash used in financing activities during the year ended September 30, 2024 was US$1,062,640, made up of repayment of amounts due to our shareholder.

Our net cash from financing activities during the year ended September 30, 2023 was US$347,333, made up of amounts due to our shareholder relating to payment of bills and taxes for our subsidiaries that are not profitable.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Discussion of Certain Balance Sheet Items

Accounts receivable, net

	As of September 30,
	2024	2025
	US$	US$

Accounts receivable, net	1,081,866	1,237,290

Net accounts receivable further increased from US$1,081,866 as of September 30, 2024 to US$1,237,290 as of September 30, 2025, primarily due to the closing of several significant deals near the end of the fiscal year and the timing of these accounts becoming due. As of the date of this report, 2025, 35.6% of the outstanding accounts receivable as of September 30, 2025 had been settled.

Accounts payables

	As of September 30,
	2024	2025
	US$	US$

Accounts payables	327,992	334,923

Accounts payable remained relatively stable at US$327,992 as of September 30, 2024 to US$334,923 as of September 30, 2025.

Lease Liabilities

	As of September 30,
	2024	2025
	US$	US$
Current Liabilities
Lease liabilities – current	58,561	300,824

Non-current liabilities
Lease liabilities – non-current	33,557	407,622

Total lease liabilities	92,118	708,446

Total lease liabilities of the Company increased by US$616,328 from US$92,118 as of September 30, 2024 to US$708,446 as of September 30, 2025.

Leases represented our subsidiaries’ office leases with lease terms ranging from 1 year to 3 years. The existing lease payable represents the remaining lease period which will end during year 2024 to 2028.

We had the following contractual obligations and lease commitments as of September 30, 2025:

Contractual Obligations	Total	Less than 1 Year	2-5 years	More than 5 years
Operating lease commitment	$738,407	$319,948	$418,459

Total obligations	$738,407	$319,948	$418,459

Capital Expenditures

We made capital expenditures of US$4,075, US$3,238 and US$246,111 for the years ended September 30, 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for the purchase of computers and office equipment.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Capital commitments

As of September 30, 2024 and 2025, we did not have any capital commitments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, income or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

C. Research and Development

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2025 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Key Factors Affecting the Results of Our Group’s Operations” for details.

E. Critical Accounting Estimates

Please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies” for details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 16 Raffles Quay, #30-01, Hong Leong Building, Singapore 048581.

Name	Age	Title
Executive Officers and Directors:
Foo Chee Weng Desmond	43	Director, Chairman and Chief Executive Officer
Teo Mingwen	40	Director and Chief Financial Officer

Key Personnel:
Tay Chee Yang	37	Chief Operating Officer

Independent Director:
Ngor Bok Koon	44	Independent director
Tan Wee Liang	67	Independent director
Tian Pey Nee	42	Independent director

Executive Officers and Directors

Mr. Foo Chee Weng Desmond is the founder of our Group and serves as our director and chief executive officer. He has been serving as a director and chief executive officer of Enigmatig Singapore since its inception. Mr. Foo has more than 15 years of experience in the finance industry and is responsible for our overall strategic development and operation. Before founding the Group, Mr. Foo was a senior associate at Saxo Capital Markets Pte Ltd from March 2008 to September 2009. He was then a co-founder and managing director at Blackwell Global Investments (Cyprus) Limited from April 2011 to December 2013. From September 2009 to June 2019, Mr. Foo founded TENC: THE EMPEROR’S NEW CLOTHES LLP, or TENC LLP, and served as a managing director. Mr. Foo received his EMBA degree from the University of Chicago Booth School of Business in 2016 and his bachelor’s degree in business management from Singapore Management University in 2007.

Mr. Teo Mingwen is our director and chief financial officer. He has been serving as the chief financial officer of the Group since 2014 and has more than ten years of experience in accounting and finance and is responsible for overseeing our financial matters. Mr. Teo served as a general manager of Enigmatig Shanghai, a wholly-owned subsidiary of the Company from September 2014 to May 2020. Prior to joining us in September 2014, Mr. Teo served as an executive director and general manager at Blackwell Global Investments (Cyprus) Limited from August 2012 to October 2014. He served as managing partner at TENC: THE EMPEROR’S NEW CLOTHES LLP from January 2010 to June 2019. Mr. Teo obtained a bachelor’s degree in accounting from Singapore Management University in 2010 and obtained CPA (Australia) in June 2023.

Key Personnel

Mr. Tay Chee Yang is our chief operating officer. Mr. Tay has been serving as the chief operating officer of Enigmatig Singapore since 2014. He has more than eight years of experience in consultancy, client relations management, operations and strategy planning, and leadership and team development. Prior to joining us in May 2014, Mr. Tay served as a relationship management team manager at Blackwell Global Investments Limited from July 2011 to February 2012 and a head of projects from February 2012 to February 2014. Mr. Tay obtained a bachelor’s degree in science from University of Western Australia in 2014.

Independent Director

Mr. Ngor Bok Koon serves as an independent director of the Company. He has close to 20 years of experience in regulatory compliance and the financial services sector. Mr. Ngor has been the group head of compliance at JMC Capital Asset Management Singapore Pte. Ltd. and JMC Capital Markets Singapore Pte. Ltd. since March 2023. He was a director and head of APAC Financial Crime Compliance KYC advisory at Credit Suisse AG, Singapore Branch from December 2018 to January 2023 and a director and head of APAC Client Identification from October 2013 to December 2018. Mr. Ngor has extensive experience in establishing new offices and securing regulatory licenses in key financial hubs, having served as the general manager and head of the Singapore office at ADS Securities Singapore Pte Ltd from June 2011 to October 2013 and as the senior manager and head of operations and compliance at Saxo Capital Markets HK Limited from March 2010 to May 2011. Mr. Ngor obtained his diploma in anti-money laundering and his diploma in compliance issued by the University of Manchester Business School & International Compliance Association (ICA) in 2009 and 2010, respectively. He obtained a bachelor’s degree in business from Nanyang Technological University in 2005.

Dr. Tan Wee Liang serves as an independent director of the Company. Dr. Tan has served as an adjunct professor at the Lee Kong Chian School of Business of Singapore Management University since July 2023. He served as an associate professor of strategic management at Singapore Management University from April 1999 to June 2023 and as an associate professor of entrepreneurship and law at the Nanyang Technological University from 1987 to April 1999. Dr. Tan also held administrative positions at Singapore Management University, serving as the director of the Lien Centre for Social Innovation from February 2006 to April 2007 and as the center director of the UOB-SMU Asian Enterprise Institute from September 2005 to July 2006. Dr. Tan obtained a master’s degree in theological studies from Trinity Theological College in 2023, a PhD degree from Eindhoven University of Technology in 2010, a M.Sc. (Management) from Massachusetts Institute of Technology in 1992, a master’s degree in law from the University of Cambridge in 1984 and a bachelor’s degree in law from the National University of Singapore in 1983. He was awarded The Public Service Medal (Pingat Bakti Masyarakat) by the Singapore Government in 2009 in recognition of his commendable public service.

Ms. Tian Pey Nee serves as an independent director of the Company. Ms. Tian has served as the country manager at Dale Ventures Pte Ltd, Singapore since June 2022. She served as the deputy head of finance at CIBA Vision Asian Manufacturing & Logistics, Singapore from June 2015 to June 2022. Ms. Tian also served as the regional compliance lead (manager) at CIBA Vision Asian Manufacturing & Logistics, Singapore from August 2013 to May 2015. Ms. Tian obtained her bachelor’s degree in accounting and finance from Macquarie University in 2004. She is a member of CPA Australia and an Alcon Operational Excellence Green Belt Certified professional.

Board of Directors

Our board of directors consists of five directors, three of whom are independent directors. A director is not required to hold any ordinary shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. Our board of directors has determined that each of Ngor Bok Koon, Tan Wee Liang, and Tian Pey Nee is an “independent director” as defined under the NYSE American rules.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended September 30, 2024, we paid an aggregate of approximately S$428,666 (US$320,542) in cash to our executive officers and directors. For the year ended September 30, 2025, we paid an aggregate of approximately S$430,143 (US$326,528) in cash to our executive officers and directors.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. In certain limited exception circumstances, our Company has the right to seek damages against any directors who breaches a duty owed to us.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the registering of transfer of our shares in the register of members.

Directors’ Agreements

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting Each Director holds office for the term, if any, fixed by the terms of his appointment or until his office is vacated pursuant to these Articles. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders or by resolutions adopted by a majority of the authorized number of directors constituting the board from time to time, subject to the maximum number of directors as may be determined by the shareholders in general meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (ii) dies or is found to be or becomes of unsound mind and the board of directors resolves that his office be vacated; (iii) resigns; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by operation of law from being or ceases to be a director; (vi) is removed from office by the requisite majority of the directors or otherwise pursuant to our amended and restated Memorandum and Articles of Association; or (vii) has been required by NYSE American to cease to be a director.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We have adopted a charter for each of the committees prior to the completion of the initial public offering. Each committee’s members and functions are described below.

Audit Committee

Ms. Tian Pey Nee, Dr. Tan Wee Liang and Mr. Ngor Bok Koon serve on the audit committee, which is chaired by Ms. Tian Pey Nee. Our board of directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and the NYSE American, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Ms. Tian Pey Nee as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

Compensation Committee

Dr. Tan Wee Liang, Mr. Ngor Bok Koon and Ms. Tian Pey Nee serve on the compensation committee, which is chaired by Dr. Tan Wee Liang. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer; and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;
●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NYSE American rule;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the board of directors the compensation of our directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

Nominating and Corporate Governance Committee

Dr. Tan Wee Liang, Mr. Ngor Bok Koon and Ms. Tian Pey Nee serve on the compensation committee, which is chaired by Dr. Tan Wee Liang. The compensation committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating board of directors candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

Corporate Governance

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our second amended and restated memorandum and articles of association, we may indemnify our directors and officers to, among other persons, our Directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees” for details

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our ordinary shares;

Applicable percentage ownership is based on 12,095,200 Class A ordinary shares and 15,750,000 Class B ordinary shares of our Company issued and outstanding as of the date of this annual report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 16 Raffles Quay, #30-01, Hong Leong Building, Singapore 048581.

	Ordinary shares Beneficially Owned
	Number of	Number of		% of
	Class A	Class B	% of	Aggregate
	Ordinary	Ordinary	Beneficial	Voting
	Shares	Shares	Ownership	Power**
Directors and Executive Officers*:
Foo Chee Weng Desmond	-	15,750,000	56.2%	92.8%
Teo Mingwen	2,375,000	-	8.5%	1.4%
Tay Chee Yang	1,625,000	-	5.8%	1.0%
Ngor Bok Koon	-	-	-	-
Tan Wee Liang	-	-	-	-
Tian Pey Nee	-	-	-	-
All directors and executive officers as a group	4,000,000	15,750,000		95.1%

Principal Shareholders:
Foo Chee Weng Desmond	-	15,750,000	56.2%	92.8%
Teo Mingwen	2,375,000	-	8.5%	1.4%
Tay Chee Yang	1,625,000	-	5.8%	1.0%

Notes:

* Except as otherwise indicated below, the business address of our directors and executive officers is c/o 16 Raffles Quay, #30-01, Hong Leong Building, Singapore 048581.

** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to 10 votes per share on all matters submitted. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Our Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1) Based on 28,005,200 ordinary shares issued and outstanding as of the date of this annual report.

As of the date of this annual report, none of our outstanding ordinary shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees— C. Board Practices — Terms of Directors and Executive Officers” and “Item 6. Directors, Senior Management and Employees—D. Employees—Indemnification Agreements” for a description of the employment agreements and indemnification agreements we have entered into with our senior executive officers.

Other Related Party Transactions

In addition to the employment agreements, indemnification agreements and the securities issuances, we describe below the related party transactions of our Company that occurred during the years ended September 30, 2024 and 2025.

The Company gave advances to Desfran Consulting DMCC for working capital purposes. The receivable balance due from Desfran Consulting DMCC was $29,733 and nil as of September 30, 2025 and 2024, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions such as those relating to breach of contract and labor and employment claims.

We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

Dividend Policy

Dividends of approximately S$ nil (US$ nil) and S$ nil (US$ nil), respectively, were paid by the companies comprising our Group for the years ended September 30, 2024 and 2025. The dividend has been paid to our shareholders. Such dividend payments should not be considered as a guarantee or indication that those companies will declare and pay dividends in such manner in the future or at all.

When considering the distribution of a dividend in the future, our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board of directors may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Cayman Islands Companies Act and our second amended and restated articles of association as well as any other applicable laws. Currently, we anticipate to adopt a general annual dividend policy of declaring and paying dividends on an annual basis of not less than 15% of our distributable profits for any particular financial year. The amount of any dividends to be declared and paid in the future will be always subject to the factors mentioned above.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association contained under the heading “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-286211) originally filed with the SEC on March 28, 2025, as amended.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

No foreign exchange controls exist in the Cayman Islands.

E. Taxation

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Singapore Tax Considerations

Dividend Distributions

One Tier Corporate Taxation System

Effective from January 1, 2008, Singapore resident companies can issue one-tier tax exempt dividends. This means shareholders will not be taxed on this dividend income. However, dividends received from shares in co-operatives are taxable.

Withholding Taxes

Singapore currently does not impose withholding tax on dividends.

Goods and Services Tax

The Goods and Services Tax, or GST, in Singapore is a broad-based consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at the prevailing rate of 8%, and will be increased to 9% with effect from January 1, 2024.

Corporate Tax

A company is regarded as tax resident in Singapore if the control and management of its business is exercised in Singapore.

Corporate taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore.

However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies on or after June 1, 2003 is exempt from tax if certain prescribed conditions are met, including the following:

(a)	such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and

(b)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

Non-resident corporate taxpayers, with certain exceptions, are subject to Singapore income tax on income accruing in or derived from Singapore, and on foreign-sourced income received or deemed to be received in Singapore.

The corporate tax rate in Singapore is currently 17%. In addition, three-quarters of up to the first S$10,000 of a company’s annual normal chargeable income, and one-half of up to the next S$190,000, is exempt. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of up to the first S$100,000 of a company’s annual normal chargeable income, and one-half of up to the next S$100,000, a year for each of the company’s first three consecutive years of assessment, or YA from YA 2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below) that acquire our ordinary shares and hold our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ordinary shares.

Dividends

Subject to the discussion below with respect to PFIC considerations, the entire amount of any cash distribution paid with respect to our ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the ordinary shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the ordinary shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A “qualified foreign corporation” may include a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) whose ordinary shares are readily tradable on an established securities market in the United States. Our ordinary shares are readily tradable on the NYSE American, an established securities market. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a USD amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into USD on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that USD value. If such dividends are converted into USD on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into USD on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into USD on a date subsequent to receipt.

If we are treated as a PFIC for any taxable year during a U.S. Holder’s holding period, the tax consequences relating to the receipt of dividends would be materially different. See discussion below under “–Passive Foreign Investment Company Considerations.”

Sale or Other Disposition of Ordinary Shares

Subject to the discussion below with respect to PFIC considerations, a U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of ordinary shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such ordinary shares, each amount determined in USD. Any capital gain or loss will be long-term capital gain or loss if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than USD on the disposition of our ordinary shares will realize an amount equal to the USD value of the non-U.S. currency received at the spot rate on the date of sale (or, if the ordinary shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the USD value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the USD value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

If we are treated as a PFIC for any taxable year during a U.S. Holder’s holding period, the tax consequences of the sale or other taxable disposition of our ordinary shares would be materially different. See discussions below under “– Passive Foreign Investment Company Considerations.”

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC”, if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based upon our current and expected income and assets Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, we do not presently expect to be classified as a PFIC for the current taxable year and or the foreseeable futur

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. It is also possible that the IRS may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our ordinary shares on the NYSE American, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our ordinary shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the ordinary shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our ordinary shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over its adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the ordinary shares held at the end of the taxable year over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the application of these reporting requirements.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 as amended.

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiaries Information

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Concentration of credit risk

We maintain cash with banks in Singapore, Hong Kong, mainland China and Cooperatives in Indonesia. Should any bank or cooperative holding cash become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash with that bank; however, we have not experienced any losses in such accounts and believes it is not exposed to any significant risks on our cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”). A digital asset maintained with a licensed financial institution in Singapore is safeguarded in accordance with the requirements under the Payment Services Act 2019. In Hong Kong, a deposit has up to HK$500,000 insured by Hong Kong Deposit Protection Board. In mainland China, a deposit had up to RMB500,000 governed by Deposit Insurance Regulations. As of September 30, 2025, the Company had $12 million time deposit in Berkat Mandiri Bersatu Cooperative for a term of three months from July 4, 2025 to October 3, 2025 with interest rate of 6% per annum, the time deposit was renewed for another three months at maturity. This time deposit was not insured by any government authorities.

Financial instruments that potentially expose us to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. We have designed our credit policies with an objective to minimize our exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We conduct credit evaluations on its clients and generally do not require collateral or other security. We periodically evaluate the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Client concentration risk

As of September 30, 2025, two major clients accounted for 24.7% and 25.2%, respectively, of our total corporate services income. As of September 30, 2024, three major clients accounted for 27.7%, 20.1% and 11.4%, respectively, of our total corporate services income. As of September 30, 2023, three major clients accounted for 30.9%, 23.8% and 15.3%, respectively, of our total corporate services income.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Our exposure to interest rate risk arises mainly from our interest-bearing financial liabilities. We periodically review our liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. We do not utilize interest rate derivatives to minimize its interest rate risk.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. As of September 30, 2025, our principal sources of liquidity consisted of approximately US$13.21 million of cash and cash equivalents, and future cash generated from operations. We believe our current cash balances coupled with anticipated cash flow from operating activities will be sufficient to meet our working capital requirements for at least one year from the date of the report. Based on current internal projections, we believe we have and/or will generate sufficient cash for its operational needs for at least one year from the date of the reprt. Our approach to managing liquidity is to ensure the growth of our existing service offering, as well as our customer base, in order to increase our corporate services income.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of September 30, 2025 were ineffective.

Our conclusion is based on (i) lack of sufficient personnel with adequate technical knowledge and expertise in US GAAP to prepare and review the consolidated financial statements in accordance with generally accepted accounting principles. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) implementing a formalized technical training program focusing on FASB and SEC updates to ensure the finance team remains proficient in evolving GAAP; (ii) enhance the Financial Statement Close process by requiring reviewers to document their evaluation and challenge of significant accounting estimates; (iii) engaging an external consulting firm to assist us with our financial reporting in US GAAP.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm, as permitted by the transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ms. Tian Pey Nee, Dr. Tan Wee Liang and Mr. Ngor Bok Koon, and is chaired by Ms. Tian Pey Nee. Our board of directors has determined that Ms. Tian Pey Nee, Dr. Tan Wee Liang and Mr. Ngor Bok Koon satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act, and Section 803B(2)(b) of the NYSE American Company Guide. Our audit committee consists solely of independent directors that satisfy the NYSE American and SEC requirements within one year of the completion of the initial public offering. Our board of directors has designated Ms. Tian Pey Nee as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conducts and ethics, which is applicable to all of our directors, officers, employees and advisors. Our code of ethics and our code of conduct are publicly available on our website, www.enigmatic.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal accountant for the periods presented.

Audit fees(1)	US$99,000

(1) “Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal accountant, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on NYSE American, we are subject to the NYSE American listing standards. However, the NYSE American rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE American listing standards, except for general fiduciary duties and duties of care. Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of NYSE American that listed companies must have for as long as we qualify as a foreign private issuer including:

●	require non-management directors to meet on a regular basis without management present;

●	hold an annual general meeting of shareholders; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of ordinary shares, such as transactions, other than a public offering, involving the sale of 20% or more of our ordinary shares for less than the greater of book or market value of the shares.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE American corporate governance standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 16.1 hereto.

ITEM 16K. CYBERSECURITY

We maintain a risk-based cybersecurity program designed to identify, assess, mitigate, and manage reasonably foreseeable cybersecurity risks and threats. Our cybersecurity practices include internal reporting and escalation procedures, monitoring and detection tools, access controls, endpoint protection and anti-malware solutions, and policies governing data protection and acceptable use. We periodically assess cybersecurity and technology risks and monitor our information systems for potential vulnerabilities, including risks arising from internal sources and from third-party service providers with whom we conduct business.

While we have not experienced any material cybersecurity incidents to date, we are subject to ongoing cybersecurity threats, including attempts to gain unauthorized access to our information systems. A material cybersecurity incident affecting our systems or those of a third-party service provider could adversely affect our business, financial condition, results of operations, and reputation, and could subject us to regulatory, litigation, and contractual risks.

Management oversight of cybersecurity risk is led by our COO, who is responsible for coordinating cybersecurity risk management activities and incident response efforts. This role reports to senior management and provides periodic updates regarding cybersecurity risks, incidents, and mitigation efforts.

Cybersecurity risk management is integrated into our overall risk-management framework and generally includes the following elements:

1.	Risk identification: We seek to identify reasonably foreseeable cybersecurity risks that could materially impact our business, including:

a.	Cybersecurity Incident – an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through our information system that jeopardizes the confidentiality, integrity, or availability of our information systems or any information residing therein; and

b.	Cybersecurity Threat – any potential unauthorized occurrence on or conducted through our information systems that may result in adverse affects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

2.	Assessment: We periodically assess cybersecurity risks, including risks associated with our reliance on third-party service providers. These assessments consider the likelihood and potential impact of identified risks, the adequacy of existing policies, procedures, systems, and safeguards, and whether additional mitigation measures are appropriate. Cybersecurity risk considerations are incorporated into significant business and technology decisions. As part of this process, we may evaluate the availability of cyber liability insurance

3.	Response: We maintain incident response procedures designed to support the timely identification, containment, investigation, and remediation of cybersecurity incidents. In the event of a cybersecurity incident or threat, management evaluates relevant factors, including the nature and scope of the incident, potential financial impacts, operational disruptions, and reputational harm. The COO is responsible for coordinating the response and for determining, in consultation with senior management, whether an incident is material under applicable securities laws.

4.	Disclosure: If a cybersecurity incident is determined to be material, we will disclose all material and known information regarding the incident, including its nature, scope, and potential financial impacts, in accordance with applicable SEC requirements. A Form 6-K will be prepared and filed within four (4) business days after the determination that a material cybersecurity incident has occurred.

We currently manage and assess the effectiveness of our cybersecurity risk-management practices internally. While we do not presently engage third-party cybersecurity consultants for formal effectiveness assessments, we consider cybersecurity risks associated with third-party service providers as part of our risk-management processes, including during vendor selection and ongoing relationship management.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1/A (File No. 333-286211) filed with the SEC on April 15, 2025)

2.1	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1/A (File No. 333-286211) filed with the SEC on April 15, 2025)

4.1	Form of Indemnification Agreement between the Registrant’s directors (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1/A (File No. 333-286211) filed with the SEC on April 15, 2025)

4.2	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1/A (File No. 333-286211) filed with the SEC on April 15, 2025)

8.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-286211) filed with the SEC on March 28, 2025)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1/A (File No. 333-286211) filed with the SEC on April 15, 2025)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1*	Insider Trading Policy

97.1*	Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENIGMATIG LIMITED

/s/ Foo Chee Weng Desmond
	Name:	Foo Chee Weng Desmond
	Title:	Director, Chairman and Chief Executive Officer

Date: February 17, 2026

INDEX TO

ENIGMATIG LIMITED AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Enigmatig Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Enigmatig Limited and subsidiaries (the “Company”) as of September 30, 2025, and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2025, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition

As discussed in Note 2 to the consolidated financial statements, revenue are primarily derived from corporate secretarial and regulatory consultancy service contracts that are recognized as the performance obligations are satisfied over time or point in time. During the three years ended September 30, 2025, 2024 and 2023, corporate secretarial and regulatory consultancy service provided was delivered approximately $4.5 million, $4.0 million and $4.6 million revenue pursuant to the service agreements entered, respectively. Pursuant to the contracts, the Company is responsible for assisting its clients in setting up, renewing, and complying with various brokerage and financial licenses, in addition to licensing services, the Company offer ancillary consultancy services including but not limited to business planning, drafting of risk and compliance manuals, and assistance in sourcing talents.

We identified the accounting for revenue recognition as a critical audit matter due to the high variety of services included in corporate secretarial and regulatory consultancy service. This led to a high degree of auditor judgment, subjectivity and significant audit effort was required in performing procedures to evaluate management’s determination of distinct performance obligation that should be accounted for separately versus together and the timing of when revenue is recognized.

The primary procedures we performed to address this critical audit matter included:

Obtained and understood the service agreements of corporate secretarial and regulatory consultancy services provided;

Performed walkthroughs of sales and purchase transactions to confirm the working flow of the key business cycles;

Obtained and assess the reasonableness of revenue recognition memo including analysis of principal versus agent along with the management’s conclusion;

Tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the consolidated financial statements.

Tested the revenue cut-off test of a period before and after the balance sheet date.

We have served as the Company’s auditor since 2022.

PCAOB ID: 2485

Rowland Heights, California

February 17, 2026

ENIGMATIG LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND 2024

	As of September 30,
	2025	2024

ASSETS
Current assets
Cash and cash equivalents	$13,206,006	$1,593,037
Accounts receivable, net	1,237,290	1,081,866
Contract assets	46,347	528,342
Other current assets	578,783	153,241
Due from related party	29,733	-
Total current assets	15,098,159	3,356,486

Non-current assets
Property and equipment, net	218,450	731
Right-of-use assets, net	721,176	104,911
Deposits	2,179,519	21,549
Total non-current assets	3,119,145	127,191

TOTAL ASSETS	$18,217,304	$3,483,677

LIABILITIES
Current liabilities
Accounts payable	$334,923	$327,992
Accrual and other liabilities	122,783	205,875
Contract liabilities	765,229	1,048,934
Operating lease liabilities, current	300,824	58,561
Income taxes payable	293,088	28,230
Total current liabilities	1,816,847	1,669,592

Non-current liabilities
Operating lease liabilities, non-current	407,622	33,557
Total non-current liabilities	407,622	33,557

TOTAL LIABILITIES	2,224,469	1,703,149

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, US$0.000002 par value, 17,500,000,000 shares authorized, 12,255,200 and 9,250,000 issued and outstanding as of September 30, 2025 and 2024*	25	19
Class B ordinary shares, US$0.000002 par value, 7,500,000,000 shares authorized, 15,750,000 issued and outstanding as of September 30, 2025 and 2024*	31	31
Additional paid in capital	13,801,234	117,320
Retained earnings	2,078,949	1,519,286
Accumulated other comprehensive income	112,596	143,872
Total shareholders’ equity	15,992,835	1,780,528

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$18,217,304	$3,483,677

*	Retroactively presented for the reorganization as described in Note 1.

The accompanying notes are an integral part of these financial statements.

ENIGMATIG LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

	For the years ended September 30,
	2025	2024	2023

Corporate services income	$4,451,706	$3,967,802	$4,607,006
Cost of sales	(1,390,929)	(1,304,075)	(1,472,190)

Gross profit	3,060,777	2,663,727	3,134,816

Operating expenses
Payroll and employee benefits	(546,951)	(426,445)	(770,411)
Depreciation expenses	(33,039)	(5,818)	(1,748)
Operating lease expenses	(208,429)	(95,532)	(115,059)
Other operating expenses	(1,734,361)	(1,113,213)	(768,146)
Total operating expenses	(2,522,780)	(1,641,008)	(1,655,364)

Profit from operations	537,997	1,022,719	1,479,452

Other income (loss)
Other income (loss), net	317,168	(59,315)	(102,373)
Total other income (loss)	317,168	(59,315)	(102,373)

Profit before tax expense	855,165	963,404	1,377,079
Income tax expense	(295,502)	(142,212)	(242,643)
Net profit	559,663	821,192	1,134,436

Other comprehensive income
Foreign currency translation adjustment	(31,276)	146,659	23,050
Total comprehensive income	$528,387	$967,851	$1,157,486

Net Income per share attributable to ordinary shareholders
Basic and diluted	$0.02	$0.03	$0.05

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	25,872,743	25,000,000 *	25,000,000 *

*	Retroactively presented for the reorganization as described in Note 1.

The accompanying notes are an integral part of these financial statements.

ENIGMATIG LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

	Ordinary shares, Class A		Ordinary shares, Class B		Additional	Accumulated other
	Shares Outstanding*	Par value	Shares Outstanding*	Par value	paid-in capital	comprehensive income (loss)	Retained earnings	Total

Balance as of October 1, 2022	9,250,000	$19	15,750,000	$31	$117,320	$(25,837)	$(436,342)	$(344,809)

Net income	-	-	-	-	-	-	1,134,436	1,134,436
Foreign currency translation adjustment	-	-	-	-	-	23,050	-	23,050

Balance as of September 30, 2023	9,250,000	19	15,750,000	31	117,320	(2,787)	698,094	812,677

Net income	-	-	-	-	-	-	821,192	821,192
Foreign currency translation adjustment	-	-	-	-	-	146,659	-	146,659

Balance as of September 30, 2024	9,250,000	19	15,750,000	31	117,320	143,872	1,519,286	1,780,528

Issuance of common Stock for the IPO	3,005,200	6	-	-	13,683,914	-	-	13,683,920
Net income	-	-	-	-	-	-	559,663	559,663
Foreign currency translation adjustment	-	-	-	-	-	(31,276)	-	(31,276)

Balance as of September 30, 2025	12,255,200	$25	15,750,000	$31	$13,801,234	$112,596	$2,078,949	$15,992,835

*	Retroactively presented for the reorganization as described in Note 1.

The accompanying notes are an integral part of these financial statements.

ENIGMATIG LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2025	2024	2023 (As restated)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit	$559,663	$821,192	$1,134,436
Adjustments to reconcile net profit to net cash used in operating activities:
Depreciation	33,039	5,818	1,748
Impairment loss	-	-	8,973
Change in operating assets and liabilities:
Accounts receivable	(151,231)	(622,142)	(1,148,391)
Contract assets	480,457	(271,691)	(155,706)
Other current assets	(440,021)	(1,295)	(18,078)
Deposits	(2,112,136)	5,312	19,835
Accounts payable	8,923	(45,209)	(68,189)
Accruals and other current liabilities	(70,414)	(601,694)	545,969
Contract liabilities	(286,109)	444,197	(403,424)
Income taxes payable	262,657	(339,436)	27,840
Operating lease assets and liabilities	(132)	2,077	(3,690)
Net cash used in operating activities	(1,715,304)	(602,871)	(58,677)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(246,111)	(3,238)	(4,075)
Proceeds from sale of digital assets	-	1,669,500	366,956
Amount due from shareholder	-	262,768	88,650
Due from related party	(29,733)
Net cash provided by (used in) investing activities	(275,844)	1,929,030	451,531

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	13,683,920	-	-
Net (repayment) / proceeds from shareholders	-	(1,062,640)	347,333
Net cash (used in) provided by financing activities	13,683,920	(1,062,640)	347,333

Foreign currency translation	(79,803)	136,900	4,551

Net change in cash and cash equivalents	11,612,969	400,419	744,738
Cash, cash equivalents and restricted cash - beginning of year	1,593,037	1,192,618	447,880
Cash, cash equivalents and restricted cash - end of year	$13,206,006	$1,593,037	$1,192,618

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$70,275	$483,662	$214,802

Non-cash operating and investing activities:
Accounts receivable collected on our behalf by shareholder	$-	$-	$740,161
Amount due from shareholder settled by digital asset	$-	$484,768	$1,540,000
Right-of-use assets obtained in exchange for operating lease liabilities	$761,602	$-	$-

The accompanying notes are an integral part of these financial statements.

ENIGMATIG LIMITED (FORMERLY KNOWN AS DESFRAN HOLDINGS LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

ENIGMATIG LIMITED (formerly known as Desfran Holdings Limited) is a holding company incorporated on May 30, 2023 under the laws of the Cayman Islands. The Company through its subsidiaries provide consultancy services. The main consultancy services include global operation and licensing advisory and corporate secretarial and support services. ENIGMATIG LIMITED, its subsidiaries are collectively referred to as the “Company” or “ENIGMATIG”.

On April 25, 2024, Desfran Holdings Limited formally changed its name to ENIGMATIG LIMITED.

The Company is headquartered in Singapore, with operations primarily in Singapore, Hong Kong and Shanghai.

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on 19 August 2024. The Reorganization involved the transfer of 100% of the equity interests in Enigmatig Pte Ltd, Enigmatig Consulting Limited and its wholly owned subsidiary, Enigmatig Corp Limited and Enigmatig (Belize) Limited from its original shareholders to Enigmatig (BVI) Limited (formerly known as Desfran Limited). Pursuant to the subscription applications and share transfer forms dated 19 August 2024, ENIGMATIG LIMITED issued 18,500 Class A ordinary shares of par or nominal value US$0.001 each to Teo Mingwen, Tay Chee Yang and certain other shareholders, as well as 31,499 Class B ordinary shares of par or nominal value US$0.001 each to Foo Chee Weng Desmond, in consideration for them transferring their respective shareholdings in Enigmatig (BVI) Limited to ENIGMATIG LIMITED, upon completion of which Enigmatig (BVI) Limited became the wholly owned subsidiary of ENIGMATIG LIMITED. Consequently, ENIGMATIG LIMITED became the ultimate holding company of all the entities mentioned above.

On February 28, 2025, shareholders’ resolutions were passed to authorize the sub-division of each of the Company’s issued and unissued shares into 500 ordinary shares such that the authorized share capital of the Company was changed from US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each, comprising 35,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, and 15,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each to US$50,000 divided into 25,000,000,000 ordinary shares of a nominal or par value of US$0.000002 each, comprising 17,500,000,000 Class A ordinary shares of a nominal or par value of US$0.000002 each, and 7,500,000,000 Class B ordinary shares of a nominal or par value of US$0.000002 each.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

On June 20, 2025, the Company completed its IPO of 3,005,200 Class A ordinary shares at a public offering price of US$5.00 per share, including the partial exercise of the over-allotment option. The Class A ordinary shares are listed on the NYSE American under the ticker symbol “EGG.” Gross proceeds were US$15.0 million, with net proceeds of approximately US$13.7 million after commissions and other offering expenses.

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Enigmatig (BVI) Limited	27 Oct, 2022	100%	British Virgin Islands	Holding company
Enigmatig Pte Ltd	25 Dec, 2018	100%	Singapore	Management Consultancy Services
Enigmatig (Belize) Limited	26 Jan, 2017	100%	Belize	Formation or management of International Business Companies
Enigmatig Corp Limited	24 May, 2013	100%	Seychelles	Management Consultancy Services
Enigmatig Consulting Limited	29 Aug, 2018	100%	Hong Kong	Consultancy Services
Shanghai Enigmatig Information Consultancy Limited	23 Jul, 2019	100%	China	Consultancy Services

2	Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Foreign currency translation / transactions

The accompanying consolidated financial statements are presented in United State Dollars (“US$”), which is the reporting currency of the Company. The functional currencies of the Company are the United State Dollar, Singapore Dollar, Hong Kong Dollar and Chinese Renminbi.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Equity transactions are translated at their historical rates. The statements of operations and cash flows are translated at the average exchange rate during the reporting period. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss) as other comprehensive income or loss.

Transactions in currencies other than the reporting or functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statement of operations and comprehensive income (loss) as other income (expense).

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to for the estimated credit loss of accounts receivable, impairment of long-lived assets, income tax and discount rate applied to the Company’s right-of-use asset and related lease liabilities. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash and deposit with financial institution with original maturities of three months or less. They are unrestricted as to withdrawal or use.

Credit Losses

On May 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology.

The Company’s account receivables, contract assets and other current assets in the balance sheet are within the scope of Accounting Standards Codification (“ASC”) Topic 326. As the Company has a limited number of customers and debtors, the Company uses the loss-rate method to evaluates the expected credit losses on an individual basis. When establishing the loss rate, the Company makes an assessment based on various factors, including historical experience, creditworthiness of customers and debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and debtors. The Company also provides specific provisions for allowances when facts and circumstances indicate that a receivable is unlikely to be collected.

Expected credit losses are recorded as allowance for credit losses on the consolidated statements of operations. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amount that is previously reserved for, the Company will reduce the specific allowance for credit losses.

Accounts receivable

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements.

Property and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	1 years
Furniture & fitting	3 years
Leasehold improvement	Number of years on the lease
Office equipment	1 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended September 30, 2025, 2024 and 2023, no impairment of long-lived assets was recognized.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, deposits and prepayments, contract liabilities, accounts payable, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify contract(s) with a client; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

Our revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

We currently generate our revenues from the following main sources:

License application, maintenance and renewal income

License application and renewal income is generated by the provision of (a) consultancy services to customers in application of financial institution licenses across different countries; (b) maintaining the license via maintenance of an office and staff for regulatory reporting; and (c) renewing of financial institution licenses for customers.

We enter into distinct contracts with our customers for the provision of the license application, maintenance and renewal services.

License application

The Company’s primary performance obligations with respect to license applications are to provide customers with a comprehensive service as needed to obtain a certain business license. The services provided can vary from project to project and generally involves a series of tasks which are turned into inputs to fulfil the performance obligation.

Since the nature of our services are generally customized to our customer’s specific requests and these services are not transferable to other customers, the Company determines that the performance obligation is satisfied over time.

The Company measures its progress toward completion of service based on contract milestones. Given each individual task within a contract is distinct and separately identifiable, and a third-party confirmation document or other similar supporting document is available upon achievement of each task, therefore such method is the most faithful representation of progress and depiction of the transfer of services.

License maintenance

We render the license maintenance service throughout the contractual period and as a principal we recognize the revenue over the contract term. The Company acts as a principal to provide the license maintenance service as the office lease and staff are both contracted by the Company. We charge customers a maintenance fee for the office and staff costs incurred. Our fee is due and paid within the specified terms of payment.

License renewal

License renewal occurs over a short period of time and is recognized at a point in time when the performance obligation has been satisfied by the renewal of the license.

Corporate secretarial and other services income

Corporate secretarial and other services income is generated by the provision of (a) corporate secretarial services rendered to customers; (b) consulting services to customers. These consulting services include but are not limited to, transforming company processes, assistance with provision of workflows either via staff or through technological processes, advising on company structuring, advising on marketing strategies; and (c) outsourcing services which include provision of all back-office functions to customers.

We enter into distinct contracts with our customers for the provision of the corporate secretarial and other services.

Corporate secretarial

We render the corporate secretarial service throughout the contractual period and we recognize the revenue over the contract term.

Consultancy services

The scope of work under consultancy services can vary from each unique customer and generally involves a series of tasks which are interrelated and are not separable or distinct as the customers cannot benefit from any standalone task. Therefore, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

Revenue is recognized at the point when the performance obligation has been fulfilled or the deliverables are delivered based on the specific terms of the contract.

Outsourcing services

Outsourcing services are generally rendered throughout the contractual period and we recognize the revenue over the contract term. As a principal, we charge customers monthly for the outsourcing work rendered as staff costs are contracted by the Company. Our fees are charged monthly and is due and paid within the specified terms of payment.

The Company considers the following indicators amongst others when determining whether it is acting as a principal in the contract where revenue would be recorded on a gross basis:

(i) the Company is primarily responsible for fulfilling the promise to provide the specified products or services;

(ii) the Company has control over services provided in which the prescription issued by our service providers is under the clinic name of the Company; and

(iii) the Company has discretion in establishing the price for the specified products or services.

Segmental reporting

On October 1, 2024, the Company adopted ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The Company applies the “management approach” to identify operating segments, as required by ASC 280-10-50. Under this approach, operating segments are components of the business whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to assess performance and allocate resources. The Company’s CODM is the senior executive committee, which includes the Chief Executive Officer and the Chief Financial Officer.

The CODM manages the Company’s operations as a single operating and reportable segment, referred to as the sale of power equipment with engineering design and technical specification. The CODM assesses segment performance and allocates resources based on net income, which is also reported in the Company’s consolidated statements of income.

Net income is used by the CODM to evaluate the return on segment assets and determine whether to reinvest profits in the business, fund acquisitions, or return capital to shareholders. Net income is also used to compare actual performance against budget and to benchmark the Company’s performance against industry peers. These evaluations form the basis for internal performance assessments and management compensation decisions.

Contract Assets and contract liabilities

The contract assets primarily relate to the Company’s rights to bill for work completed but not billed at the reporting date. The contract assets are transferred to receivables until subsequent billing phase. The contract liabilities primarily relate to advance billing to customers based on the contract, for which project deliverables has yet been completed.

Concentrations and credit risk

The Company maintains cash with banks in Singapore, Hong Kong and China and Cooperatives in Indonesia. Should any bank or cooperative holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”). A digital asset maintained with a licensed financial institution in Singapore is safeguarded in accordance with the requirements under the Payment Services Act 2019. In Hong Kong, a deposit has up to HK$500,000 insured by Hong Kong Deposit Protection Board. In China, a deposit had up to RMB500,000 governed by Deposit Insurance Regulations. As of September 30, 2025, the Company had $12 million time deposit in Berkat Mandiri Bersatu Cooperative for a term of three months from July 4, 2025 to October 3, 2025 with interest rate of 6% per annum, the time deposit was renewed for another three months at maturity. This time deposit was not insured by any government authorities.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Customers that consisted of more than 10% of total sales for the years ended September 30, 2025, 2024 and 2023 were as follow:

	Sales	Account receivables

2025
Customer A	24.73%	20,589
Customer B	25.17%	1,120,569
2024
Customer A	27.73%	-
Customer B	20.13%	-
Customer F	11.36%	-
2023
Customer A	30.87%	-
Customer D	23.78%	-
Customer E	15.27%	-

As of the date of this report, $20,589 was collected from Customer A’s outstanding accounts receivable at September 30, 2025, and $440,000 was collected from Customer B’s outstanding accounts receivable at September 30, 2025.

There were two suppliers consisting of 33.99% and 16.52% of total cost of sales for the year ended September 30, 2025.

None of the suppliers consisted of more than 10% of total cost of sales for the years ended September 30, 2024 and 2023.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

The Company participates in the Mandatory Provident Fund (“MPF”) as defined by the laws of Hong Kong’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Chinese labor regulations require that the PRC subsidiary of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The Company follows ASC 850 Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended September 30, 2025, 2024 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premises. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended September 30, 2025 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Earnings per share

The Company calculates earnings per share in accordance with ASC Topic 260, “Earnings per Share.” Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares pertaining to warrants, stock options, and similar instruments had been issued and if the additional common shares were dilutive. Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding unvested restricted stock, options and warrants, and the if-converted method for the outstanding convertible instruments. Under the treasury stock method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later) and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, outstanding convertible instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later). Potential common stock that has an anti-dilutive effect (i.e., those that increase income per common stock or decrease loss per common stock) are excluded from the calculation of diluted loss per share. The Company has no dilutive securities or debt for each of the years end September 30, 2025, 2024 and 2023.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. The Company does not utilize interest rate derivatives to minimize its interest rate risk.

Recent Accounting Pronouncements

The Company is an “ emerging growth company “ (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024 03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1. Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

In January 2025, the FASB issued ASU 2025-01 Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the effective date guidance introduced in ASU 2024 – 03. The FASB issued ASU 2024-03 on November 4, 2024, which states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on its disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 18) and Revenue from contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim reporting period within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

3	Restatement of consolidated financial statements

Restatement for the year ended September 30, 2023

During the preparation of the consolidated financial statements, the Company determined it had not appropriately classified its USDT holdings as non-financial assets. The Company evaluated the materiality of the errors from qualitative and quantitative perspectives, individually and in the aggregate, and concluded that the errors were material to the consolidated statement of cash flows for the year ended September 30, 2023.

Description of Misstatements

The Company has previously classified USDT as cash equivalents given the USDT was converted within a period of three (3) months to cash. However, Tether’s terms suggest limitations as Tether’s reserves may include non-financial assets, like cryptocurrencies and precious metals, which are less liquid. In addition, Tether requires that redemptions can only be made directly by verified customers, a status that the Company does not hold. Based on these factors, USDT holdings are not immediately accessible or convertible, disqualifying them from cash equivalent classification. Therefore, a reclassification as non-financial assets was made.

Restated Consolidated Statement of Cash Flow (adjusted line items)

	For the year ended September 30, 2023
	As previously reported	As restated	Change
	US$	US$	US$
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of digital assets	-	366,956	366,956
Amount due from shareholder	1,628,650	88,650	(1,540,000)
Net cash provided by (used in) investing activities	1,624,575	451,531	(1,173,044)

Foreign currency translation	(7,618)	4,551	12,169
Net change in cash and cash equivalents	1,905,613	744,738	(1,160,875)

Cash, cash equivalents and restricted cash - end of year	2,353,493	1,192,618	(1,160,875)

Non-cash operating and investing activities:
Amount due from shareholder settled by digital asset	-	1,540,000	1,540,000

4	Cash and cash equivalents

	As of September 30,
	2025	2024
	US$	US$
Cash in hand	1,404	1,426
Cash held at banks	13,204,602	1,591,611
Total cash and cash equivalents	13,206,006	1,593,037

5	Accounts receivable, net

	As of September 30,
	2025	2024
	US$	US$
Accounts receivable	1,237,290	1,081,866
Less: allowance for credit losses	-	-
Total accounts receivable	1,237,290	1,081,866

There is no allowance for credit losses as of September 30, 2025 and 2024. As of this report date, 35.6% of the outstanding accounts receivable as of September 30, 2025 has been collected.

6	Other current assets

	As of September 30,
	2025	2024
	US$	US$
Prepayments	394,854	147,719
Other receivables	183,929	5,522
	578,783	153,241

Prepayments included primarily prepaid operating expenses of foreign operation. Other receivables mainly included receivable for interest earned from fixed deposit held in the bank.

7	Right-of-use assets and operating lease liabilities

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

As of September 30, 2025, the Company had three office premise lease agreements with lease terms ranging from one to three years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

As of September 30, 2025, the Company had the following non-cancellable lease contracts.

Description of lease	Lease term
Office premise, Unit 1002B2-22, 10/F, Sunbeam Centre, 27 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.	2 years (expired in August 2025)
Office premise, 23A, 2-8 Scrutton Street, London EC2A 4RT.	2 years (expired in September 2025)
Office premise, Room 1903 ( Part ), No.1701, West Beijing Road, Jing ‘an District, Shanghai	3 years
Office premise, 3 Shenton Way, #23-01, Shenton House, Singapore 068805.	1 year 3 months (expired in November 2024)
Office premise, 3 Shenton Way, #09-05, Shenton House, Singapore 068805.	2 years 6 months
Office premise, 16 Raffles Quay, #30-01/02, Hong Leong Building, Singapore 048581.	3 years 4 months

(a)	Amount recognized in the consolidated balance sheet:

	As of September 30,
	2025	2024
	US$	US$
Right-of-use assets	721,176	104,911
Lease liabilities
Current	300,824	58,561
Non-current	407,622	33,557
	708,446	92,118

(b)	A summary of operating lease expenses recognized in the Company’s consolidated statements of operations is as follows:

	Years ended September 30,
	2025	2024	2023
	US$	US$	US$

Amortization of right-of-use assets	192,925	90,939	111,893
Interest of lease liabilities	15,504	4,593	3,166
Total operating lease expenses	208,429	95,532	115,059

Cash flow information related to leases consists of the following:

	Years ended September 30,
	2025	2024	2023
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	195,515	93,480	115,185

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of September 30, 2025 were as follows:

Minimum lease payment
Twelve months ending September 30,	US$
2026	319,948
2027	282,228
2028	136,231
Total future minimum lease payments	738,407
Less imputed interest	(29,961)
Present value of operating lease liabilities	708,446
Less: current portion	(300,824)
Long-term portion	407,622

The following summarizes other supplemental information about the Company’s lease as of September 30, 2025, and 2024:

	As of September 30,
	2025	2024
Weighted average discount rate	3.33%	3.61%
Weighted average remaining lease term	2.43 years	1.66 years

8	Deposits

	As of September 30,
	2025	2024
	US$	US$
Rent deposit	178,616	21,133
Utilities deposit	728	416
Deposit for commodity purchase	2,000,175	-
Total deposit	2,179,519	21,549

As of September 30, 2025, the Company had a deposit of $2 million in connection with a commodity sale and purchase agreement. However, the transaction was terminated, and the deposit was refunded in full to the Company in October 2025.

9	Accruals and other current liabilities

	As of September 30,
	2025	2024
	US$	US$
Accruals:
Staff cost	100,691	136,855
Staff bonus	10,148	20,813
Other	11,944	48,207
	122,783	205,875

10	Equity

Ordinary shares

ENIGMATIG LIMITED is a holding company incorporated on May 30, 2023 under the laws of the Cayman Islands. The original authorized share capital of company was US$50,000 divided into 50,000,000 shares comprising 35,000,000 Class A ordinary shares of par value US$0.001 each and 15,000,000 Class B ordinary shares of par value US$0.001 each. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of stockholders, each share of Class A ordinary shares is entitled to one vote, and each share of Class B ordinary shares is entitled to ten votes. Class B ordinary shares are convertible into Class A ordinary shares at any time after issuance at the option of the holder on a one-to-one basis. Class A ordinary shares are not convertible into shares of any other class.

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 9,250,000 Class A ordinary shares and 15,750,000 Class B ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

Completion of the initial public offering (the “IPO”)

On June 20, 2025, the Company completed its IPO of 2,845,200 Class A ordinary shares at a price to the public of US$5.00 per share. The Class A ordinary shares have been approved for listing on the NYSE American Market and are expected to begin trading on June 18, 2025, under the ticker symbol “EGG.”

On the same date, the sole bookrunner, on behalf of the underwriters, has exercised the over-allotment opinion in part to purchase an additional 160,000 shares of common stock from the Company at the IPO price of US$5.00 per share.

After giving effect to the exercise of the Over-Allotment Option, the total number of Class A ordinary shares sold by the Company in the Offering increased to 3,005,200 Class A ordinary shares and the gross proceeds increased to US$15,026,000 before deducting underwriting discounts and commissions; the net proceeds after deducting commissions and other offering expenses was $13,683,920.

11	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of September 30, 2025 and 2024:

Name of related parties	Relationship with the Company
Desfran Consulting DMCC	Controlled by entity’s shareholder, Desmond Foo

Due from related party

The Company gave advances to Desfran Consulting DMCC for working capital purposes. The receivable balance due from Desfran Consulting DMCC was $29,733 and nil as of September 30, 2025 and 2024, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

12	Income taxes

Cayman Islands, Seychelles and BVIs

The Company and its subsidiary, Enigmatig Corp Limited and Enigmatig (BVI) Limited, are domiciled in the Cayman Islands, Seychells and the British Virgin Islands, respectively. All localities currently enjoy permanent income tax holidays; accordingly, the Company, Enigmatig Corp Limited and Enigmatig (BVI) Limited do not accrue for income taxes.

Singapore

The Company’s subsidiary, Enigmatig Pte Ltd, is considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Singapore tax laws and accounting standards at a statutory tax rate of 17% for years ended September 30, 2025, 2024, and 2023, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Hong Kong

The Company’s subsidiary, Enigmatig Consulting Limited, is considered Hong Kong tax resident enterprises under Hong Kong tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Hong Kong tax laws and accounting standards. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5% for years ended September 30, 2025, 2024, and 2023.

China, PRC

The Company’s subsidiary, Shanghai Enigmatig Information Consultancy Limited, is considered China tax resident enterprises under China tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under China tax laws and accounting standards at a statutory tax rate of 25% for years ended September 30, 2025, 2024, and 2023. The subsidiary has no operating profit or tax liabilities for the years ended September 30, 2025,2024, and 2023.

Belize

The Company’s subsidiary, Enigmatig (Belize) Limited, is considered Belize tax resident enterprises under Belize tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under Belize tax laws and accounting standards at a statutory tax rate of 25% for years ended September 30, 2025, 2024, and 2023. The subsidiary has no operating profit or tax liabilities for the years ended September 30, 2025, 2024, and 2023.

Significant components of the provision for income taxes are as follows:

	For the years ended September 30,
	2025	2024	2023
	US$	US$	US$

Income tax expense is comprised of the following:
Deferred income tax	88	-	-
Current income tax	295,414	142,212	242,643
	295,502	142,212	242,643

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	For the years ended of September 30,
	2025	2024	2023
	US$	US$	US$

Profit before tax	855,165	963,404	1,377,079
Effects of:
- Income computed at statutory rate	17%	17%	17%
- Tax effect of different tax rates in other jurisdictions	3%	1%	-%
- Tax effect on expense not deductible for tax purposes	10%	10%	6%
- Income not subject to tax	(2)%	(4)%	-%
- Singapore statutory stepped income exemption	-%	(1)%	(1)%
- Corporate tax rebate	-%	(3)%	(2)%
- Valuation allowance	6%	(3)%	(2)%
- (Over) under provision of prior year income tax	1%	(2)%	(1)%
Effective tax rate	35%	15%	17%

Expenses not deductible for tax purposes were as follows:

	For the years ended of September 30,
	2025	2024	2023

Professional fee – IPO related	11%	9%	4%
Others	(1)%	1%	2%
	10%	10%	6%

Significant components of deferred tax were as follows:

	As of September 30,
	2025	2024
	US$	US$
Deferred tax assets, gross:
Operating lease liabilities, net of ROU	(3,154)	-
Net operating loss carried forward	172,409	124,455
Valuation allowance	(169,255)	(124,455)
Deferred tax assets, net of valuation allowance	-	-

In assessing the realizability of deferred tax assets, the Company only consider to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. After consideration of all the information available, the Company has recorded a full valuation allowance against its deferred tax assets as of September 30, 2025 and 2024, respectively, because the Company has determined that is it more likely than not that these assets will not be fully realized due to continuous net operating losses incurred in those geographic areas.

13	Other income (loss), net

	Years Ended September 30,
	2025	2024	2023
	US$	US$	US$

Interest income	179,553	700	267
Government grant	2,049	13,559	14,521
Exchange (loss) gain	40,449	(77,448)	(139,585)
Release of customer deposits	90,610	-	-
Others	4,507	3,874	22,424
	317,168	(59,315)	(102,373)

14	Revenue

Revenue by type of services

The summary of the Company’s total revenues by type of services for the years ended September 30, 2025, 2024, and 2023 was as follows:

	Years Ended September 30,
	2025	2024	2023
	US$	US$	US$

Corporate secretarial and other services	2,236,184	1,841,464	1,405,245
License application and renewal services	2,215,522	2,126,338	3,201,761
	4,451,706	3,967,802	4,607,006

Contract assets:

	As of September 30,
	2025	2024	2023
	US$	US$	US$

Balance - beginning of the year	528,342	251,635	96,575
Increase resulting from satisfaction of performance obligations	424,030	908,915	484,748
Less: progress billings	(906,025)	(632,208)	(329,688)
Balance - end of the year	46,347	528,342	251,635

Contract liabilities:

	As of September 30,
	2025	2024	2023
	US$	US$	US$

Balance - beginning of the year	1,048,934	577,845	943,026
Advances from customers	2,855,720	3,470,636	3,716,733
Revenue recognized during the year	(3,139,425)	(2,999,547)	(4,081,914)
Balance - end of the year	765,229	1,048,934	577,845

Revenue by geographical

	Years Ended September 30,
	2025	2024	2023
	US$	US$	US$

Singapore	3,332,077	3,277,969	4,346,801
Hong Kong	1,050,825	663,591	231,379
China	68,804	26,242	28,826
Total	4,451,706	3,967,802	4,607,006

Total assets by geographical

	As of September 30,
	2025	2024	2023
	US$	US$	US$

Singapore	17,159,784	3,582,480	3,762,528
Hong Kong	2,101,147	1,850,771	1,353,529
China	130,939	151,878	81,945
Cayman	13,266,147	-	-
Other	108,303	109,558	175,431
Elimination adjustment	(14,549,016)	(2,211,010)	(1,346,552)
Total	18,217,304	3,483,677	4,026,881

15	Commitment and Contingencies

For the details on future minimum lease payment under the non-cancelable operating leases as of September 30, 2025, please refer to a section headed “leases” set forth in the Notes to the Consolidated Financial Statements.

As of September 30, 2025 and 2024, the Company did not have any capital commitments.

16	Subsequent events

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. Management evaluated subsequent events through the date the consolidated financial statements were issued and determined that the Company had no subsequent events that need to be disclosed.

